SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 5

to

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

GREAT WOLF RESORTS, INC.

(Name of Subject Company)

GREAT WOLF RESORTS, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

391523107

(CUSIP Number of Class of Securities)

James A. Calder

Chief Financial Officer

Great Wolf Resorts, Inc.

525 Junction Road, Suite 6000 South

Madison, Wisconsin 53717

(608) 662-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jeffrey D. Marell

Kelley D. Parker

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to the Schedule 14D-9 (“Amendment No. 5”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 9, 2012, amends and supplements the Schedule 14D-9 filed with the SEC on March 13, 2012 (the “Schedule 14D-9”), by Great Wolf Resorts, Inc., a Delaware corporation (the “Company”) as amended by Amendment No. 1 to the Schedule 14D-9 filed on March 15, 2012, Amendment No. 2 to the Schedule 14D-9 filed on March 20, 2012, Amendment No. 3 to the Schedule 14D-9 filed on April 4, 2012 and Amendment No. 4 to the Schedule 14D-9 filed on April 5, 2012. The Schedule 14D-9 relates to the tender offer (the “Offer”) by K-9 Acquisition, Inc., a Delaware corporation (“Merger Sub” or “Offeror”) and a direct wholly-owned subsidiary of K-9 Holdings, Inc., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value $0.01 per share, including any associated rights issued pursuant to the Rights Agreement, dated as of March 12, 2012, by and between the Company and Registrar and Transfer Company, as rights agent (the “Rights” and together with the Company’s common stock, the “Common Shares,” and each a “Common Share”) (including any restricted shares) for $5.00 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offeror’s Offer to Purchase, dated March 13, 2012, (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(D) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 5 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. The primary purpose of this amendment is to reflect the increase in the Offer Price, as announced by Offeror. Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Schedule 14D-9.

ITEM 1.	SUBJECT COMPANY INFORMATION.

1.     Item 1, Subject Company Information, subsection (b), “Class of Securities”, is hereby amended and restated in its entirety as follows:

“The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share, including any associated rights issued pursuant to the Rights Agreement (as defined herein) (the “Rights” and together with the Company’s common stock, the “Common Shares,” each a “Common Share,” and, the holders of such Common Shares, “Stockholders”). On April 1, 2012, 119,900 Restricted Shares (as defined herein) vested in accordance with their terms, of which the Company withheld 43,040 Restricted Shares for tax purposes. As a result, as of the close of business on April 6, 2012, there were 250,000,000 Common Shares authorized, of which 33,386,249 were issued and outstanding (including 1,639,825 Restricted Shares (as defined herein), of which 523,552 represent stock-denominated performance awards that were converted into Restricted Shares upon the signing of the Merger Agreement (as defined below).”

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

1.     Item 2, Identity and Background of Filing Person, subsection (b), “Tender Offer of K-9 Acquisition, Inc.” is hereby amended and supplemented by adding the following new paragraphs at the end thereof:

“Increase in the Offer Price

On April 9, 2012, the Offeror increased the consideration to be offered pursuant to the Offer to $6.75 per Common Share, upon the terms and subject to the conditions set forth in the Supplement to the Offer to Purchase (the “Supplement”) contained in Amendment No. 3 to the Tender Offer Statement on Schedule TO, dated April 9, 2012 (the “Amended Schedule TO”) (together, the “Amended Offer”). The Amended Offer is being made pursuant to the Merger Agreement, as amended by the First Amendment to the Agreement and Plan of Merger, dated as of April 6, 2012, by and among Parent, Merger Sub and the Company (the “Merger Agreement

Amendment”). In connection with increasing the consideration to be offered pursuant to the Offer, Offeror extended the Offer until 12:00 midnight New York City time on April 20, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

A copy of the Supplement is filed as Exhibit (a)(1)(M) hereto and is incorporated herein by reference in its entirety. The terms and conditions of the Amended Offer, related procedures and withdrawal rights, and related documents described and contained in the Offer to Purchase, as amended and supplemented by the Supplement, are incorporated herein by reference.

In order to reflect the increase in the Offer Price, all references in the Schedule 14D-9, as amended (and the associated Form 14F-1 filed with the SEC on March 30, 2012, as it may be amended), to ‘$5.00 per Common Share,’ as the Offer Price, are hereby replaced, as appropriate, with ‘$6.75 per Common Share.’”

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

1.     Item 3, Past Contacts, Transactions, Negotiations and Agreements, subsection (a), “Arrangements with Directors and Executive Officers of the Company — Arrangements between Great Wolf Resorts, Inc. and Current Executive Officers and Directors”, is hereby amended and supplemented by replacing the final paragraph of such section, on page 4 of the Schedule 14D-9, in its entirety as follows:

“For further information with respect to the compensation arrangements between Great Wolf Resorts and its executive officers and directors and affiliates described in this Item 3, please also see the Company’s Information Statement filed on Form 14F-1 with the SEC on March 30, 2012.”

2.     Item 3, Past Contacts, Transactions, Negotiations and Agreements, subsection (a), “Arrangements with Directors and Executive Officers of the Company — Consideration Payable to Directors and Executive Officers Pursuant to the Offer in respect of Common Stock” on page 4 of Schedule 14D-9, is hereby amended and supplemented by replacing the date in the second sentence with “April 6, 2012,” by replacing the number of Common Shares in the second sentence with “1,478,743” and by replacing the aggregate amount of cash in the final sentence with “$9,981,515”.

3.     Item 3, Past Contacts, Transactions, Negotiations and Agreements, subsection (a), “Arrangements with Directors and Executive Officers of the Company — Consideration Payable to Directors and Executive Officers Pursuant to the Offer in Respect of Restricted Shares” on page 5 of the Schedule 14D-9, is hereby amended and supplemented by replacing the date in the first sentence with “April 6, 2012”, by replacing the number of Restricted Shares in the first sentence with “1,336,764” and by replacing the aggregate amount of cash in the final sentence with “$9,023,157”.

4.     Item 3, Past Contacts, Transactions, Negotiations and Agreements, subsection (a), “Arrangements with Directors and Executive Officers of the Company — Effect of Consummation of Offer and Merger on Restricted Shares and Stock Awards” on page 5 of the Schedule 14D-9, is hereby amended and supplemented by replacing the aggregate amount of cash in the final sentence with “$9,023,157”.

5.     Item 3, Past Contacts, Transactions, Negotiations and Agreements, subsection (b), “Arrangements with Parent — The Merger Agreement,” on page 10 of the Schedule 14D-9, is hereby amended and supplemented by adding the following new paragraph at the end thereof:

On April 6, 2012, Parent, Merger Sub and the Company entered into the Merger Agreement Amendment. The summary of the Merger Agreement Amendment contained in Section 11 of the Offer to Purchase, as amended and supplemented by the Supplement, which is being filed as Exhibit (d)(5) to the Amended Schedule TO, are incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement Amendment, which has been filed as Exhibit (e)(14) and is incorporated herein by reference.

6.     Item 3, Past Contacts, Transactions, Negotiations and Agreements, subsection (b), “Arrangements with Parent — Equity Commitment,” on page 10 of the Schedule 14D-9, is hereby amended and supplemented by adding the following new paragraph at the end thereof:

As an inducement to Great Wolf Resorts to enter into the Merger Agreement Amendment and undertake the transactions contemplated thereby, including the Amended Offer and the Merger, Parent has provided Great Wolf Resorts with a copy of an executed amended and restated equity commitment letter (the “Equity Commitment Letter Amendment”) pursuant to which the Apollo Funds have committed, subject to the conditions of the Equity Commitment Letter Amendment, to provide $250 million of equity financing. In certain circumstances, Great Wolf Resorts is a third-party beneficiary of the Equity Commitment Letter Amendment. The foregoing summary of the Equity Commitment Letter Amendment does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter Amendment, which is filed as Exhibit (e)(15) hereto and is incorporated herein by reference.

7.     Item 3, Past Contacts, Transactions, Negotiations and Agreements, subsection (b), “Arrangements with Parent — Limited Guarantee,” on page 11 of the Schedule 14D-9, is hereby amended and supplemented by adding the following new paragraph at the end thereof:

In addition to the Equity Commitment Letter Amendment, the Apollo Funds have provided Great Wolf Resorts with an amended and restated limited guarantee (the “Limited Guarantee Amendment”) in favor of Great Wolf Resorts guaranteeing the payment of up to $20 million for (x) any reverse termination fee payable by Parent, (y) indemnification obligations owing to Great Wolf Resorts and its subsidiaries in connection with the arrangement of financing by Parent or the Offeror in connection with the transactions contemplated by the Merger Agreement and (z) damages resulting from a willful and material breach of the Merger Agreement or fraud to the extent such damages survive termination of the Merger Agreement, in each case pursuant to the terms of the Merger Agreement, as amended by the Merger Agreement Amendment. The foregoing summary of the Limited Guarantee Amendment does not purport to be complete and is qualified in its entirety by reference to that document, which includes certain conditions and limitations including termination provisions and is filed as Exhibit (e)(16) hereto and is incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

1.     Item 4, The Solicitation or Recommendation, subsection (a), “Solicitation/Recommendation”, is hereby amended and supplemented by adding the following at the end thereof, on page 13 of the Schedule 14D-9:

“At a meeting held on April 6, 2012, the Board of Directors unanimously determined that the Amended Offer is fair to and in the best interests of the holders of Common Shares (including Restricted Shares) and resolved to recommend to the stockholders of the Company that they accept the Amended Offer, tender their Common Shares (including Restricted Shares) into the Amended Offer, on the terms and subject to the conditions of the Merger Agreement, as amended by the Merger Agreement Amendment.

Accordingly, for the reasons described in more detail below, the Board of Directors unanimously recommends that holders of Common Shares (including Restricted Shares) accept the Amended Offer and tender their Common Shares (including Restricted Shares) in the Amended Offer.”

2.     Item 4, The Solicitation or Recommendation, subsection (b), “Background of the Transaction — Background of the Merger” of the Schedule 14D-9, is hereby amended and restated in its entirety as follows:

“(b)    Background of the Transaction.

Background of the Merger

From time to time, the Company’s Board of Directors and senior management have evaluated strategic alternatives relating to the Company’s business, including joint-venture investments and a license-brand business model as well as selective dispositions of ownership interests, mergers and acquisitions, stock repurchases, dividends, debt refinancing and other potential strategic transactions, each with a view towards maximizing stockholder value.

In connection with its ongoing evaluation of strategic alternatives relating to the Company, the Company’s Board of Directors has consulted with the Company’s senior management regarding the Company’s operational and financial performance, discussed the strategic direction of the Company and evaluated various options for growth.

During the challenging economic environment prevailing since 2008, the Company has focused on strategies to improve its financial and operational performance, and has undertaken reviews of its operations in an effort to lower its cost structure, improve efficiency, maximize total resort revenues and extend and/or refinance near-term debt maturities. The Company has also explored avenues for growth, including developing additional indoor waterpark resorts in conjunction with joint-venture partners and licensing its intellectual property and offering its management services to third parties.

In January 2011, representatives of the Company held several meetings with private equity groups and hospitality brands at the American Lodging Investment Summit. Subsequently, representatives of the Company were approached by various private equity groups as well as strategic buyers expressing interest in a potential transaction. Between January 2011 and June 2011, the Company entered into five confidentiality agreements with strategic and financial parties interested in pursuing a transaction with the Company.

On May 16, 2011, the Company entered into a confidentiality agreement with Party A.

On May 25, 2011, the Company entered into a confidentiality agreement with Party B.

On May 26, 2011, the Company entered into a confidentiality agreement with Party C.

In early June 2011, representatives of Nomura Securities North America, LLC introduced representatives of Apollo Management VII, L.P., “Apollo Management”) an affiliate of Apollo Investment Fund VII, L.P. and private equity sponsor of Parent and Merger Sub (collectively, the “Apollo Parties”) to senior management of the Company. Following this meeting, on June 14, 2011, the Apollo Parties and the Company entered into a mutual confidentiality agreement.

On June 16, 2011, the Company entered into a confidentiality agreement with Party D.

Also in June 2011, a representative of Party F contacted a member of the Board of Directors expressing interest in a potential transaction with the Company, which conversation was reported to Joseph Vittoria, the Chairman of the Board of Directors, and Kimberly Schaefer, the Company’s Chief Executive Officer.

Given the inquiries and considerations referred to above, beginning in early June 2011 the Board of Directors began a more formal process to explore strategic alternatives for the Company. On June 22, 2011, the Board of Directors held a telephonic meeting that was also attended by James Calder, the Company’s Chief Financial Officer. Representatives of Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”) joined the meeting telephonically. During that meeting, the Board of Directors discussed the Company’s strategic planning, growth prospects and other alternatives. A representative of Paul, Weiss also advised the Board of Directors regarding its fiduciary duties and legal obligations to the Company and its stockholders in considering a potential sale of the Company. In addition, the representatives of Paul, Weiss discussed with the Board of Directors the Company’s defensive profile, the purpose of stockholder rights plans and the legal standards that govern their adoption and implementation. During the meeting the directors also discussed with Paul, Weiss the formation of a special committee consisting of only independent directors (i.e., members of the Board of Directors other than the Company’s Chief Executive Officer) to evaluate the Company’s strategic alternatives and to retain a financial advisor who would represent the Company in connection with the evaluation and pursuit of such strategic alternatives. The Board of Directors considered that forming a special committee to evaluate any potential transactions may be advisable for administrative ease and to avoid any actual or potential conflicts of interest in circumstances where a potential buyer of the Company expressed a desire to retain or not to retain the members of the Company’s management, including Ms. Schaefer. Following discussion of these matters and at the conclusion of the meeting, the Board of Directors agreed that the Company was not “for sale,” but nevertheless agreed to form a strategic review committee to continue to explore and evaluate the Company’s strategic alternatives. The Board of Directors also determined to continue to educate itself on the implications of adopting a stockholder rights plan and to evaluate whether the Company should adopt such a plan. The Board of Directors also instructed the representatives of Paul, Weiss to review the five confidentiality agreements previously entered into with potential bidders and to negotiate amendments to such agreements as appropriate given the Company’s defensive profile.

On June 27, 2011, the Company entered into a confidentiality agreement, containing a standstill provision, with the Apollo Parties that superseded the mutual confidentiality agreement, dated June 14, 2011.

On June 28, 2011, the Company, entered into an amendment to the confidentiality agreement previously entered into with Party D to add provisions related to a standstill and other restrictive covenants.

On June 30, 2011, all of the members of the Board of Directors executed a written consent providing for the formation of a strategic review committee (the “Strategic Review Committee”) consisting of Elan Blutinger, Howard Silver and Mr. Vittoria, with Mr. Silver acting as chair of the Strategic Review Committee, to explore the possibility of a potential strategic transaction involving a sale of all or a substantial portion of the Company’s capital stock or assets, to negotiate and make recommendations to the Board of Directors with respect to any such transaction and to consider alternatives to any such transaction.

Following a process of identifying potential financial advisors, the Strategic Review Committee, with the participation of Ms. Schaefer and Mr. Calder, interviewed three investment banking firms at the offices of Paul, Weiss on July 5, 2011, including Deutsche Bank Securities Inc. (“Deutsche Bank”), and recommended to the Board of Directors that Deutsche Bank be retained to serve as financial advisor to the Company based on its experience in merger and acquisition transactions, including its approach to the diligence and transaction evaluation process, and other relevant factors. The Board of Directors approved the engagement of Deutsche Bank as the Company’s financial advisor at a regularly scheduled meeting held on July 11, 2011.

On July 5, 2011, representatives of the Apollo Parties had an initial face-to-face dinner meeting with Ms. Schaefer and Mr. Calder in New York City.

On or about July 14, 2011, a representative of Deutsche Bank discussed with a representative of Party E its level of interest in pursuing a potential transaction. The representative of Party E indicated that Party E, which typically managed hotels but did not own them, would not be willing to submit a proposal unless it was able to prepare a joint-bid with Party F, an investor that typically owned hotel properties but did not manage them.

On July 18, 2011, the Strategic Review Committee held a telephonic meeting attended by representatives of Paul, Weiss and Deutsche Bank during which the Strategic Review Committee discussed, among other things, the parties with whom the Company had negotiated confidentiality agreements or was in the process of negotiating confidentiality agreements and whether the Company should adopt a stockholder rights plan. The Strategic Review Committee also discussed Party E’s request to investigate a potential transaction, and potentially submit a joint-bid with, Party F. Following the discussion, the Strategic Review Committee determined not to recommend to the Board of Directors at that time that the Company adopt a stockholder rights plan. Later on July 18, 2011, after Party E clarified to Deutsche Bank the nature of its proposed partnership with Party F, the Strategic Review Committee approved the Company’s entry into a confidentiality agreement with each of Party E and Party F pursuant to which each would be permitted to investigate and prepare a joint-bid in connection with a transaction involving the Company.

On July 27, 2011, the Strategic Review Committee held a telephonic meeting attended by Ms. Schaefer, Mr. Calder, representatives of Paul, Weiss and Deutsche Bank during which the Strategic Review Committee discussed Deutsche Bank’s preliminary financial analysis regarding various strategic alternatives, including a sale of the Company, potential parties with whom to engage with respect to a potential transaction and whether it was advisable to begin a formal process to obtain indications of interest relating to a potential sale of the Company. Following the discussion, the Strategic Review Committee authorized Deutsche Bank to begin a formal process and contact certain potential bidders to assess their level of interest. After the Deutsche Bank representatives left the meeting, the Strategic Review Committee further discussed the Company’s prospects as an Adjusted Stand-Alone business.

Beginning on July 27, 2011, representatives of Deutsche Bank contacted approximately 38 potential bidders, including strategic and financial parties. Deutsche Bank distributed confidentiality agreements to approximately 33 parties that expressed potential interest in a strategic transaction with the Company. Between July 27, 2011 and December 23, 2011, the Company entered into confidentiality agreements with 11 parties and, upon execution thereof, Deutsche Bank provided each of those parties with a confidential information memorandum describing the Company.

On July 27, 2011, the Company entered into a confidentiality agreement with Party E and Party F.

On July 28, 2011, the Company entered into an amendment to the confidentiality agreement previously entered into with Party B to add provisions related to a standstill and other restrictive covenants.

On August 4, 2011, the Company entered into a confidentiality agreement, containing a standstill provision, with the Party C that superseded the confidentiality agreement entered into with Party C on May 26, 2011.

On August 12, 2011, the Company entered into confidentiality agreements with each of Party H and Party I.

On August 15, 2011, the Company entered into a confidentiality agreement with Party G.

On August 24, 2011, the Company entered into a confidentiality agreement with KSL Capital Partners Management III, LLC (“KSL”).

During August 2011, Deutsche Bank and Paul, Weiss assisted the Company’s management team in gathering due diligence materials to be made available to potential bidders. Also during August, Deutsche Bank delivered certain non-public information concerning the Company’s indebtedness and internal financial forecasts to bidders who had entered into confidentiality agreements with the Company.

On September 12, 2011, the Strategic Review Committee held a telephonic meeting attended by Ms. Schaefer, Mr. Calder and representatives of Paul, Weiss and Deutsche Bank. During the meeting, a representative of Deutsche Bank summarized its communications with potential counterparties since the July 27, 2011 meeting and the indications of interest received from the Apollo Parties, Party C, KSL, Party G and Party E and Party F as joint bidders. Preliminary indications of interest for an acquisition of the entire Company included a range of $4.00 to $5.00 per share, with the Apollo Parties indicating a range of $4.00 to $4.50 per share. The Strategic Review Committee then discussed whether to authorize further discussions with any of the parties that had submitted indications of interest, including inviting any such parties to conduct second round due diligence, and the potential benefits and risks of engaging additional potential transaction counterparties. After Deutsche Bank and the members of management left the meeting, the Strategic Review Committee continued its discussion, at the conclusion of which it determined to authorize Deutsche Bank to invite the Apollo Parties, Party C, KSL, Party E and Party F to conduct second round due diligence and further determined to authorize Deutsche Bank to contact additional parties to evaluate their interest in a potential acquisition of the Company.

On September 21, 2011, an electronic dataroom was opened to allow such bidders to conduct a due diligence investigation with respect to the Company.

On September 30, 2011, the Company entered into a confidentiality agreements with each of Party K and Party O.

On October 6, 2011, the Company entered into a confidentiality agreement with Party L.

Beginning on October 7, 2011 and continuing through the month of October, the Apollo Parties and Akin Gump Strauss Hauer & Feld LLP, counsel to the Apollo Parties (“Akin Gump”), had numerous telephone calls with Deutsche Bank and Paul, Weiss to discuss the Company’s capital structure, including the provisions of the Company’s first lien mortgage notes (the “First Lien Mortgage Notes”) requiring the Company to make an offer to repurchase the First Lien Mortgage Notes upon a change of control (a “Change of Control Offer”).

Between October 13, 2011 and December 14, 2011, the Company’s senior management gave management presentations to, and/or held due diligence discussions with, five bidders including the Apollo Parties. During the management presentations, the Company’s senior management also discussed plans to amend, extend and/or seek waivers with respect to (a) the construction loan secured by the resort operated by the Company in Grand Mound, Washington (the “Grand Mound Loan”); (b) the loan secured by the Company’s resort in Concord, North Carolina, (the “Concord Loan”), which is held equally by Credit Agricole Corporate and Investment Bank (“Credit Agricole”) and Deutsche Bank Trust Company Americas (“DB” and together with Credit Agricole, the “Concord Lenders”); and (c) the Company’s Junior Subordinated Debentures Due 2017 and the associated floating rate capital securities (the “Trust Preferred Securities”) issued by Great Wolf Capital Trust III, an affiliated Delaware trust of the Company.

On October 18, 2011, the Strategic Review Committee held a telephonic meeting attended by Ms. Schaefer and representatives of Paul, Weiss and Deutsche Bank. During the meeting, a representative of Deutsche Bank reported on the status of the strategic review process and the progress of various potential bidders in evaluating a potential transaction. Following the report, the Strategic Review Committee discussed with its advisors, among other things, potential next steps for the strategic transaction process, including the distribution of process letters and a proposed merger agreement to bidders.

On October 31, 2011, a representative of Deutsche Bank discussed with a representative of Party B the status of its due diligence investigation. The representative of Party B indicated that Party B, which typically managed hospitality properties but did not own them, would not be willing to submit a proposal unless it was able to prepare a joint-bid with another investor. Based on this request, on November 2, 2011, the Company entered into an amendment to the confidentiality agreement previously entered into with Party B, which amendment permitted Party B to prepare a joint-bid with Party M. On November 10, 2011, the Company entered into a third amendment to the confidentiality agreement previously entered into with Party B, which amendment permitted Party B to share confidential information with a potential financing source. On November 22, 2011, the Company entered into a separate confidentiality agreement with Party M.

On November 9, 2011, the Strategic Review Committee held a telephonic meeting attended by Ms. Schaefer and representatives of Paul, Weiss and Deutsche Bank, during which a representative of Deutsche Bank reported on the status of discussions with the parties contacted by Deutsche Bank and the status of the due diligence investigations being carried out by the Apollo Parties, Party B, KSL, Party G, Party E and Party F. During the report, Deutsche Bank noted, among other things, concerns raised by the Apollo Parties, KSL and Party G regarding the potential costs and debt maturities associated with the Company’s complex capital structure upon a change in control. The Strategic Review Committee also discussed the manner in which to bring the sale process to a conclusion, considering, among other factors, the number of potential bidders contacted by Deutsche Bank and the amount of time required by the Apollo Parties, Party B, KSL, Party G, Party E and Party F to conclude their respective due diligence investigations. Following the discussion, the Strategic Review Committee instructed Deutsche Bank to send a process letter to the Apollo Parties, Party C, KSL, Party G, Party E and Party F requesting the submission of final bids by November 30, 2011.

On November 15, 2011, second-round process letters were sent to the bidders that remained interested in the transaction, including the Apollo Parties, inviting each such party to submit a bid, or in certain cases a revised bid, for a potential transaction with the Company. The second-round process letters instructed that bid proposals were to be submitted by November 30, 2011. The next day, on November 16, 2011, a draft merger agreement prepared by Paul, Weiss was provided to the bidders that received second-round process letters.

On November 15, 2011, the Company entered into a confidentiality agreement with Party N.

On December 1, 2011, Party N sent the Company a non-binding proposal to acquire the Company for $5.00 per share in cash subject to, among other things, confirmatory due diligence, securing replacement financing with respect to the First Lien Mortgage Notes and the outcome of discussions with potential strategic partners.

On December 7, 2011, KSL sent the Company a non-binding proposal to acquire the Company for $4.00 per share in cash and requested a period of exclusivity to conduct further due diligence and negotiate definitive transaction documents.

On December 9, 2011, the Apollo Parties sent the Company a non-binding proposal to acquire the Company for $4.65 per share in cash and requested a period of exclusivity to conduct further due diligence and negotiate definitive transaction documents. In its non-binding indication of interest, the Apollo Parties also provided a framework for addressing and minimizing the costs and debt maturities associated with the Company’s capital structure upon a change of control. Specifically, the proposal contemplated the Apollo Parties securing financing to back-stop a Change of Control Offer, which financing was described in a highly confident letter from Morgan Stanley & Co. LLC addressed to Apollo Management L.P. The Apollo Parties also indicated that they would require certain modifications to other portions of the Company’s debt (the “Pre-Signing Debt Modifications”), including a refinancing or extension of the Grand Mound Loan, waiver of the change of control rights under, and extension of the maturity of the Concord Loan and a waiver of the change of control rights under the Trust Preferred Securities, in each case before entering into a purchase agreement for the Company.

Other than Party N, KSL and the Apollo Parties, no other party that received a second-round process letters submitted a proposal with respect to a transaction.

During the week of December 5, 2011, representatives of Deutsche Bank spoke with representatives of Party M who indicated that while Party M was interested in pursuing a transaction, it was still looking for an appropriate partner to manage the Company’s hotel properties and was not in a position to make an acquisition proposal.

During the week of December 5, 2011, representatives of Deutsche Bank spoke with representatives of Party B who indicated that while Party B was interested in pursuing a transaction, it was currently occupied with a different transaction but would consider returning to the process at a later time.

During the week of December 5, 2011, representatives of Deutsche Bank spoke with representatives of Party G who indicated that while Party G was interested in pursuing a transaction, the debt assumption and refinancing costs associated with the Company’s capital structure were too high and it would not be pursuing a transaction at that time.

On December 12, 2011, the Strategic Review Committee held an in-person meeting attended by the Board of Directors, Timothy Black, Executive Vice President Operations of the Company, Mr. Calder, Alexander Lombardo, Treasurer of the Company and representatives of Paul, Weiss and Deutsche Bank. During the meeting, a representative of Deutsche Bank reviewed with the Strategic Review Committee the current status of the sale process, the indications of interest received from the Apollo Parties, KSL and Party N as of December 9, 2011 and its discussions with Party C, Party G and Party M regarding their interest in continuing to pursue a potential transaction with the Company. The Strategic Review Committee then discussed with its advisors the

Apollo Parties’ request for exclusive dealing and whether the Company should attempt to condition any grant of exclusivity on (i) the Apollo Parties agreeing to raise their offer above $4.65 per share and (ii) permitting the Company to continue to provide due diligence access to (but not negotiate with) other potential bidders. A representative of Paul, Weiss then reviewed with the Strategic Review Committee an analysis of the Apollo Parties’ proposed conditions regarding the Company’s capital structure and the actions the Company would have to take in order to satisfy such conditions. Specifically, the Apollo Parties proposed that the Company (a) refinance the Grand Mound Loan prior to signing definitive transaction documents, (b) secure a waiver of the change of control provision in the Concord Loan and secure an extension of the maturity of the Concord Loan prior to the closing of the proposed transaction and (c) secure a waiver of the change of control provision under the Trust Preferred Securities prior to signing definitive transaction documents. Following the discussion and after considering, among other things, the impact of entering into an exclusivity agreement on the competitive dynamic of the sale process, the Strategic Review Committee determined that it was prepared to grant exclusivity to the Apollo Parties, subject to negotiating an acceptable agreement and any further developments with Party N. The Strategic Review Committee also directed Deutsche Bank to attempt to secure an increase in price and flexibility for continuing diligence on the part of other bidders.

On December 15, 2011, the Company publicly announced its preliminary Adjusted EBITDA results for the full year and fourth quarter 2011 and provided preliminary 2012 earnings guidance. The Company’s internal financial forecasts provided to bidders were also updated to reflect such updated earnings guidance and were posted to the dataroom in early December.

Following discussions between representatives of Deutsche Bank and KSL regarding the terms of KSL’s offer, on December 16, 2011, KSL sent the Company a revised offer letter proposing to pay $5.00 per share to acquire the Company (a $1.00 increase over the prior week’s bid), subject to the terms and conditions contained in the non-binding indication of interest submitted to the Company on December 9, 2011. KSL’s proposal was also conditioned upon the holders of the Company’s Concord Loan and Trust Preferred Securities consenting to such instruments remaining outstanding after completion of the proposed transaction and the holders of the First Lien Mortgage Notes not exercising their right under the First Lien Mortgage Notes to have the Company repurchase their notes upon a change of control.

On December 17, 2011, the Strategic Review Committee held a telephonic meeting attended by Ms. Schaefer and representatives of Paul, Weiss and Deutsche Bank during which a representative of Deutsche Bank provided an overview of the non-binding indications of interest received from the Apollo Parties and KSL and provided an update on the status of the other potential bidders. Following the update, the Strategic Review Committee discussed with its advisors, among other things, the relative deal certainty associated with each bidder, the relative amount of due diligence work of each bidder and the perceived firmness of the indicative bid prices, the likelihood the Apollo Parties would increase their offer price and the inability of KSL or Party N so far to obtain financing similar to that contemplated to be arranged by the Apollo Parties with respect to the First Lien Mortgage Notes. The Strategic Review Committee then turned to the exclusivity letter proposed by the Apollo Parties and discussed with its advisors which bidder was most likely to consummate a transaction and whether entering into the exclusivity agreement would cause KSL or Party N to walk away from a proposed transaction with the Company. At the request of the Strategic Review Committee, a representative of Paul, Weiss described the fiduciary duties applicable in a sale transaction. Following further discussion, the Strategic Review Committee instructed Deutsche Bank to (i) contact KSL to determine the strength of its commitment to purchase the Company for $5.00 per share and whether it could arrange financing similar to the financing being arranged by the Apollo Parties with respect to the First Lien Mortgage Notes and (ii) contact the Apollo Parties to determine whether they would be willing to increase their proposed offer price in advance of the Company entering into an exclusivity agreement.

On December 17, 2011, representatives of Deutsche Bank spoke with representatives of the Apollo Parties and notified the Apollo Parties that the Strategic Review Committee was not prepared to grant the Apollo Parties exclusivity unless the Apollo Parties increased their offer price. Following these discussions, on December 19,

2011, the Apollo Parties sent the Company a letter proposing to pay $4.85 per share to acquire the Company, subject to the terms and conditions contained in the non-binding indication of interest submitted to the Company on December 9, 2011. Separately, a senior representative of the Apollo Parties communicated to representatives of Deutsche Bank that the Apollo Parties might be willing to raise their offer price following further due diligence and negotiation of definitive transaction documents.

On December 19, 2011, Party N sent the Company a non-binding proposal to acquire the Company for $5.05 per share in cash and requested a period of exclusivity to conduct further due diligence and negotiate definitive transaction documents.

On December 20, 2011, the Strategic Review Committee held a telephonic meeting attended by Ms. Schaefer and representatives of Paul, Weiss and Deutsche Bank during which the Strategic Review Committee reviewed the bids received from KSL, Party N and the Apollo Parties. After discussions with its advisors, the Strategic Review Committee discussed that (i) although Party N was indicating interest at the highest price per share, it did not have the capital or track record of KSL or the Apollo Parties and had not yet raised sufficient equity capital from potential co-investors to complete the proposed transaction and was accordingly less likely to consummate a transaction, (ii) although KSL was indicating interest at a higher price per share than the Apollo Parties, the Apollo Parties were more likely to consummate a transaction because, unlike KSL whose proposal assumed that the holders of the First Lien Mortgage Notes would not require the Company to repurchase their notes in connection with a Change of Control Offer, the Apollo Parties had arranged financing to back-stop a Change of Control Offer for the First Lien Mortgage Notes and were not conditioning the transaction on the waiver of such repurchase rights by holders of the First Lien Mortgage Notes and (iii) the relative softness of indicative bid prices by KSL and Party N based on due diligence conducted to date as compared to that conducted by the Apollo Parties. After Deutsche Bank left the meeting, a representative of Paul, Weiss reviewed with the Strategic Review Committee its fiduciary duties and legal obligations to the Company and its stockholders. The Strategic Review Committee then instructed Ms. Schaefer to execute the exclusivity agreement presented to the Strategic Review Committee prior to the meeting.

On December 20, 2011, the Company entered into an exclusivity agreement with Apollo Management (the “Exclusivity Agreement”) in which the Company agreed to negotiate exclusively with the Apollo Parties for a period of 15 days. After the initial 15-day exclusivity period, if the Apollo Parties reconfirmed their interest in pursuing a transaction at the same purchase price indicated in their letter dated December 19, 2011, the exclusivity period would be extended automatically for another 15 days.

On December 21, 2011, representatives of Akin Gump met telephonically with representatives of Paul, Weiss during which the representatives of Akin Gump discussed various transaction issues, including requests by the Apollo Parties that (i) the Company adopt a stockholder rights plan concurrently with executing definitive transaction documents, (ii) the transaction be structured as a two-step tender offer (including a so called “top-up option”) and (iii) concurrently with the execution of definitive transaction documents, the Company sell to the Apollo Parties preferred shares of the Company convertible into 19.9% of the outstanding common equity of the Company as a method of added deal protection.

On December 23, 2011, the Strategic Review Committee held a telephonic meeting attended by Ms. Schaefer and representatives of Paul, Weiss and Deutsche Bank during which a representative of Paul, Weiss reported on its discussions with Akin Gump. Following the discussion, the Strategic Review Committee directed Paul, Weiss to advise Akin Gump that the Company had refused the request to sell preferred shares to the Apollo Parties. The Strategic Review Committee also authorized engagement of special Delaware counsel to assist in negotiations.

In calls during the last week of December, representatives of the Company, the Apollo Parties, Deutsche Bank and Paul, Weiss discussed the strategy for obtaining the Pre-Signing Debt Modifications as well as the Apollo Parties’ proposed consent solicitation for the First Lien Mortgage Notes. Deutsche Bank confirmed on these calls that it expected DB, as a Concord Lender, to receive internal approvals for the Pre-Signing Debt Modifications contemplated in respect of the Concord Loan, subject to the consent of Credit Agricole, the other Concord Lender.

On December 27, 2011, the Strategic Review Committee formally engaged Young, Conaway, Stargatt & Taylor, LLP (“Young Conaway”) as its special Delaware counsel.

From December 30, 2011 to January 9, 2012, representatives of the Apollo Parties conducted site visits to eight of the Company’s properties with engineering and real estate consultants.

On January 3, 2012, Akin Gump sent to Paul, Weiss a mark-up of the draft merger agreement provided to the potential bidders in November 2011. The mark-up included, among other things, a two-step tender offer and merger (with a “top-up option”) and a requirement for the Company to enter into a stockholder rights plan in connection with the execution of definitive transaction documents as well as a $30 million termination fee payable by the Company if the transaction were abandoned in favor of a superior proposal.

On January 4, 2012, the Apollo Parties sent a written reconfirmation notice of the purchase price to extend its exclusivity period with the Company for another 15 days, pursuant to the Exclusivity Agreement.

On January 5, 2012, Akin Gump sent a draft term sheet of the Company’s stockholder rights plan to Paul Weiss. Under the stockholder rights plan, the Company would be required to issue rights to the Company’s stockholders that upon certain triggering events related to certain acquisitions of 10% or more of the outstanding shares of common stock of the Company by any person (and certain related parties) without the Board of Director’s prior approval would represent the right to purchase shares of the Company’s common stock at a purchase price equal to one-half of the average of the daily closing prices per share of the Company’s common stock for the 30 consecutive trading days immediately prior to the date of purchase.

Between January 3, 2012 and March 12, 2012, the Strategic Review Committee, Deutsche Bank and Paul, Weiss engaged in negotiations and traded draft documents with the Apollo Parties and Akin Gump regarding the terms of the proposed transaction, including, among other things, negotiations regarding the conditionality of the Apollo Parties’ proposal, the terms of the proposed tender offer, the terms of the Apollo Parties’ financing obligations in light of the proposed financing structure (which contemplated a combination of equity financing and assumption of the Company’s debt and modifications of the terms of a portion of the Company’s debt), the Company’s limited remedies against the Apollo Parties if they breached their obligations, the size and scope of the termination fee and the requirement for the Company to enter into a stockholder rights plan in connection with the execution of definitive transaction documents. Throughout this period, Paul, Weiss consulted with Young Conaway on Delaware law matters relating to the merger agreement and the proposed transaction.

Between January 3, 2012 and March 12, 2012, the Company, Deutsche Bank and the Apollo Parties engaged with the Company’s lenders and financing counterparties in an attempt to obtain the Pre-Signing Debt Modifications. In addition, during this period, the Company, in consultation with the Apollo Parties, explored third-party refinancing of the Grand Mound Loan.

On January 7, 2012, the Strategic Review Committee held a telephonic meeting attended by Ms. Schaefer and representatives of Paul, Weiss and Deutsche Bank during which a representative of Deutsche Bank reviewed the status of discussions with the holders of the Grand Mound Loan, the Concord Loan and the Trust Preferred Securities and the slower than expected progress towards obtaining the Pre-Signing Debt Modifications. Ms. Schaefer reported particular disappointment with the terms received from the holders of the Grand Mound Loan and the delays expected as a result of tribal and community bank approvals needed. A representative of Paul, Weiss also gave a summary of the legal issues relating to the then-current drafts of the merger agreements and ancillary agreements.

On January 19, 2012, the Strategic Review Committee held a telephonic meeting attended by Mr. Calder, Ms. Schaefer and representatives of Paul, Weiss, Deutsche Bank and Young Conaway, during which Deutsche Bank reported on the status of the Company’s attempts to obtain the Pre-Signing Debt Modifications, including a discussion of the timing and process surrounding those efforts. The Strategic Review Committee then discussed the advisability of extending its exclusivity agreement with the Apollo Parties for an additional 30 days in light of the delays caused by the slower than expected progress in securing the Pre-Signing Debt Modifications, particularly with respect to the Grand Mound Loan refinancing. After considering, among other things, whether the Apollo Parties would walk away from a potential transaction if the Company did not extend the Exclusivity Agreement and the likelihood the Apollo Parties would be in a position to execute definitive transaction documents, including being in a position to refinance or assume the risk of refinancing the Grand Mound Mortgage Loan, at the expiration of such period, the Strategic Review Committee authorized the Company to enter into an amendment to the Exclusivity Agreement to extend the exclusivity period for another 15 days, which could be extended for an additional 15 days, upon the Apollo Parties confirming the purchase price in writing to the Company. On January 23, 2012, the Company executed the proposed extension to the Exclusivity Agreement, effective as of January 19, 2012.

On February 1, the Company indicated to the Apollo Parties that it wanted to focus its efforts on the Grand Mound Loan refinancing and temporarily suspend further work by counsel and management of the draft merger agreement.

On February 3, 2012, the Apollo Parties sent a written reconfirmation notice of the purchase price to extend its exclusivity period with the Company for another 15 days, in accordance with the extension of the Exclusivity Agreement entered into on January 19, 2012.

On February 10, 2012, the Strategic Review Committee held a telephonic meeting attended by Ms. Schaefer, Mr. Calder and representatives of Paul, Weiss, Deutsche Bank and Young Conaway, during which the Strategic Review Committee discussed with its advisors the status of discussions to obtain the Pre-Signing Debt Modifications, including the continuing delays with respect to the Grand Mound Loan, the Credit Agricole internal credit approval process with respect to the Concord Loan and potential delays and structuring alternatives in dealing with the collateral manager for the holder of the Trust Preferred Securities. The Strategic Review Committee also discussed the possibility that the exclusivity period under the Exclusivity Agreement would expire prior to securing the Pre-Signing Debt Modifications and the likelihood the Apollo Parties would execute definitive transaction documents and assume the risk of completing any or all of the Pre-Signing Debt Modifications at the expiration of the exclusivity period. After a representative of Paul, Weiss gave a summary of the legal issues relating to the then-current drafts of the merger agreements and ancillary agreements, the Strategic Review Committee determined to continue negotiations with the Apollo Parties.

On February 16, 2012, a representative of the Apollo Parties and a representative of Deutsche Bank discussed that, assuming discussions with the holders of the Concord Loan and the Junior Debentures Due 2017 were satisfactorily concluded during the week of February 27, 2012, and assuming that the Company granted the Apollo Parties an extension to the Exclusivity Agreement for an additional 15 days (with an option to extend for an additional 15 days if the Apollo Parties reconfirmed price), the Apollo Parties were prepared to assume the risk of completing the Grand Mound Loan refinancing and execute definitive transaction documents during that same week.

On February 18, 2012, the Strategic Review Committee held a telephonic meeting attended by the Board of Directors, Mr. Calder, Mr. Lombardo and representatives of Deutsche Bank, Paul, Weiss and Young Conaway. During the meeting, a representative of Deutsche Bank reported on the status of the negotiations with the holders of the Concord Loan and the holder of the Trust Preferred Securities and their recent discussions with the Apollo Parties, noting that the Apollo Parties appeared unwilling to raise their offer price because of the potential costs, uncertainty and risk the Apollo Parties believed they would be exposed to by waiving their pre-signing condition related to refinancing the Grand Mound Loan. Management also reported on the upcoming earnings call and the

Strategic Review Committee discussed the potential impact of the same on the proposed transactions. A representative of Paul, Weiss also gave a summary of the legal issues related to the then-current drafts of the merger agreements and ancillary agreements, including the provisions related to termination fees, expense reimbursement and financing as well as the Apollo Parties’ proposal that the Company adopt a stockholder rights plan. The Strategic Review Committee then considered whether the Apollo Parties would increase their offer price if the Company accepted some combination of the Apollo Parties’ proposals with respect to the merger agreement. At the request of the committee, a representative of Young Conaway advised Strategic Review Committee regarding its fiduciary duties and legal obligations to the Company and its shareholders in considering a potential sale of the Company. At the conclusion of the meeting, the Strategic Review Committee authorized the Company to enter into an amendment to the Exclusivity Agreement to extend the exclusivity period for another 15 days (without an additional 15-day option) and directed Deutsche Bank and Paul, Weiss to continue to attempt to secure an increase in the Apollo Parties’ offer price.

Later on February 18, 2012, the Company entered into an amendment to the Exclusivity Agreement to extend the exclusivity period for an additional 15 days. During this time, representatives from Deutsche Bank and Paul, Weiss engaged in negotiations with the Apollo Parties and representatives from Akin Gump regarding the terms of the proposed transaction.

On February 20, 2012, the Strategic Review Committee held a telephonic meeting attended by the Board of Directors, Mr. Calder, Mr. Lombardo, William Robinson, the Company’s General Counsel, and representatives of Deutsche Bank, Paul, Weiss and Young Conaway. During the meeting, a representative of Deutsche Bank reported on the status of the negotiations with Credit Agricole, as a holder of the Concord Loan and with the holder of the Trust Preferred Securities and when the Company could expect the Pre-Signing Debt Modifications to be in place. A representative of Deutsche Bank also reported on their recent discussions with the Apollo Parties, noting that the Apollo Parties remained unwilling to increase their offer price because of the potential costs, uncertainty and risk the Apollo Parties believed they would be exposed to by waiving their pre-signing condition related to refinancing the Grand Mound Loan. A representative of Paul, Weiss then gave a summary of the legal issues related to the then-current drafts of the merger agreements and ancillary agreements, including the provisions related to termination fees and deal protection, expense reimbursement and financing as well as the Apollo Parties’ continuing insistence that the Company adopt a stockholder rights plan. The Strategic Review Committee then discussed with its advisors which of the Apollo Parties’ requests with respect to the merger agreement were advisable and whether any could be used to bargain for an increase in the then current offer price. At the request of the Strategic Review Committee, a representative of Young Conaway advised Strategic Review Committee regarding its fiduciary duties and legal obligations to the Company and its shareholders in considering a potential sale of the Company. A representative of Deutsche Bank discussed with the Strategic Review Committee the assumptions contained in the financial projections prepared by the Company’s management with respect to the preparation of its fairness opinion and whether certain assumptions related to future growth continued to be supportable. Following the discussion, the Strategic Review Committee directed Deutsche Bank and Paul, Weiss to continue their discussions with the Apollo Parties and to attempt to secure an increase in their offer price in exchange for some combination of the Apollo Parties’ requests with respect to the merger agreement.

On February 21, 2012, the Strategic Review Committee held a telephonic meeting attended by the Board of Directors, Mr. Calder, Mr. Lombardo and representatives of Deutsche Bank, Paul, Weiss and Young Conaway. During the meeting, a representative of Deutsche Bank reported on the status of the negotiations with the holders of the Concord Loan and the holder of the Trust Preferred Securities and advised the Strategic Review Committee that it did not expect the waivers and extensions applicable to the Apollo Parties’ pre-signing conditions to be in place until at least February 22, 2012 and possibly later. A representative of Paul, Weiss also reported to the Strategic Review Committee of the risks that would be assumed by the Company in connection with the then current drafts of the agreements governing such waivers and extensions and other aspects of the financing structure the Apollo Parties were proposing, based on their discussions with the Company’s counsel in the financings. A representative of Paul, Weiss then reported on the legal issues related to the then-current drafts of the merger agreements and ancillary agreements, which were substantially the same as those discussed with the Strategic Review Committee on February 20, 2012. Following the report, representatives of Paul, Weiss and Young Conaway advised the Strategic Review Committee regarding its fiduciary duties and legal obligations to the Company and its stockholders in considering a potential sale of the Company. A representative of Deutsche Bank then reviewed financial analyses relating to the Company and the proposed transaction. A discussion ensued regarding financial forecasts prepared by management for use in the sale process and delivered to bidders in the summer of 2011 and subsequently updated periodically to reflect interim results and guidance (the “Expansion Case Projections”). The Expansion Case Projections assumed the addition of four new resorts through development and conversion over five years and relied on numerous assumptions that were outside the control of the Company. Based on prior discussions with management, representatives of Deutsche Bank expressed the view, with which management concurred, that the Expansion Case Projections were not supportable since the underlying development and conversion assumptions were not achievable for a variety of reasons. Deutsche Bank then noted that it was therefore not comfortable giving weight to those projections in its financial analysis. As a result, management provided an adjusted forecast that eliminated the development and conversion assumptions but otherwise replicated the Adjusted Stand-Alone growth and other assumptions from management with respect to existing properties (the “Adjusted Stand-Alone Projections”). Representatives of Deutsche Bank then left the meeting and the Strategic Review Committee discussed with its advisors and the Company’s management whether the Expansion Case Projections of management were supportable given, among other things, (i) the Company currently lacks sufficient cash to complete any of the new development or conversion projects; (ii) the covenants in the Company’s indebtedness which restricts the amount available for the Company to invest in new projects; (iii) the need to raise substantial debt for new projects and the inability of the Company to raise sufficient debt financing (both construction and permanent) given the restrictive covenants in the Company’s indebtedness and the non-traditional lodging asset base of the Company; (iv) there is uncertainty as to whether any joint venture partners would provide equity for such projects on such terms or on other terms acceptable to the Company; and (v) Deutsche Bank’s views, including that the financial assumptions and timing assumptions related to the new development and conversion projects are not supportable and regarding the uncertainty as to the whether any of development or conversion projects would be actionable. Management also confirmed that the Adjusted Stand-Alone Projections contained in the Deutsche Bank materials represented the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and were the appropriate projections for Deutsche Bank to rely upon in performing its analysis. Representatives of Paul, Weiss and Young Conaway then advised the Strategic Review Committee of its fiduciary duties with regard to its fairness analysis. The Strategic Review Committee determined that the development and conversion assumptions underlying the Expansion Case Projections of Company’s management were not supportable and the resulting projections could not be relied upon. Management was then directed to advise Deutsche Bank to consider only the Adjusted Stand-Alone Projections and not the Expansion Case Projections in its financial analysis and to advise the Apollo Parties of these determinations. The Strategic Review Committee then discussed the extent to which the Apollo Parties would raise their offer price if the Company adopted a stockholder rights plan given the unwillingness of the Apollo Parties to raise their offer price thus far. After the representatives of Deutsche Bank returned to the meeting, a representative of Paul, Weiss discussed with the Strategic Review Committee the purpose of a stockholder rights plans, the legal standards that govern their adoption and implementation and the nature of the stockholder rights plan proposed by the Apollo Parties in connection with the proposed transaction.

On February 22, 2012, the Company also held its regular earnings call to discuss the release of its fourth quarter 2011 financial results.

On February 22, 2012, the Strategic Review Committee held a telephonic meeting attended by the Board of Directors, Mr. Calder, Mr. Lombardo and representatives of Deutsche Bank, Paul, Weiss, Young Conaway and Bryan Cave, legal counsel to the Company with respect to its issuance of the Trust Preferred Securities. During the meeting, a representative of Deutsche Bank reported on the status of the negotiations with Credit Agricole, as a holder of the Concord Loan, and the holder of the Trust Preferred Securities. A representative of Paul, Weiss also reported on the legal issues related to the then-current drafts of, and the Apollo Parties most recent proposals with respect to, the merger agreements and ancillary agreements and, along with representatives of Bryan Cave, advised the Strategic Review Committee of the risks that would be assumed by the Company in connection with the then current drafts of the agreements governing the waivers and extensions applicable to the Concord Loan and Trust Preferred Securities.

On February 24, 2012, the Strategic Review Committee held a telephonic meeting attended by the Board of Directors, Mr. Calder, Mr. Lombardo and representatives of Deutsche Bank, Paul, Weiss, Young Conaway and Bryan Cave. During the meeting, a representative of Deutsche Bank reported on the status of the negotiations with the Apollo Parties, noting that the Company had been unable to secure a waiver of the change of control provision under the Trust Preferred Securities and that the Apollo Parties were unwilling to raise their offer price of $4.85 per share. Deutsche Bank also reported on the status of the negotiations with Credit Agricole, as a holder of the Concord Loan, and the holder of the Trust Preferred Securities, noting that substantial progress has been made with respect to the Concord Loan, but sufficient progress had not yet been made with the manager for the holder of the Trust Preferred Securities to proceed with a transaction. The Strategic Review Committee discussed with its advisors the amount of time necessary to secure a satisfactory waiver or amendment of the change of control provisions under the Trust Preferred Securities. After concluding that securing such waiver or amendment, on terms satisfactory to the Strategic Review Committee, could take several weeks rather than several days, the Strategic Review Committee directed Deutsche Bank to advise the Apollo Parties that it was not prepared to proceed with a transaction until it secured a waiver or amendment of the change of control provisions under both the Trust Preferred Securities and the Concord Loan. The Strategic Review Committee directed the Company’s management to continue working towards those waivers or amendments as well as the refinancing of the Grand Mound Loan.

On March 1, 2012, a representative of the Apollo Parties contacted a representative of Deutsche Bank to request an extension of its exclusivity period with the Company for another 15 days. Deutsche Bank informed the Strategic Review Committee that it believed based on discussions with the Apollo Parties that, assuming the satisfactory waiver or amendment of the change of control provisions under the Trust Preferred Securities, the Apollo Parties likely would be willing to offer $5.00 per share if the Company agreed to certain open terms in the proposed merger agreement regarding the payment of termination fees and the implementation of a stockholder rights plan that would be triggered upon the acquisition by a third party of 12.5% or more of the Company’s outstanding common stock.

On March 2, 2012, the Strategic Review Committee held a telephonic meeting attended by Ms. Schaefer, Mr. Calder, Mr. Lombardo, Mr. Robinson and representatives of Deutsche Bank, Paul, Weiss and Young Conaway. During the meeting, a representative of Deutsche Bank reported on its recent discussions with the Apollo Parties. The Strategic Review Committee then discussed with its advisors the estimated remaining time necessary to secure a satisfactory waiver or amendment of the change of control provisions under the Trust Preferred Securities and whether it was advisable for the Company to agree to the Apollo Parties’ requests regarding termination fees and the implementation of a stockholder rights plan in light of their increased offer price. Paul, Weiss also reviewed the other open issues in the draft merger agreement. After discussion, the Strategic Review Committee authorized the Company to enter into an amendment to the Exclusivity Agreement to extend the exclusivity period for another 15 days and to continue working to secure a satisfactory waiver or amendment of the change of control provisions under the Trust Preferred Securities.

On March 2, 2012, the Company executed the proposed extension to the Exclusivity Agreement for an additional 15 days.

On March 8, 2012, the Strategic Review Committee held a telephonic meeting attended by the Board of Directors, Mr. Calder, Mr. Lombardo, Mr. Robinson and representatives of Deutsche Bank, Paul, Weiss, Young Conaway and Bryan Cave. The Strategic Review Committee discussed with its advisors the estimated remaining time necessary to secure a satisfactory amendment of the change of control provisions under the Trust Preferred Securities, which would be effectuated by exchanging the Trust Preferred Securities for new undivided preferred beneficial interests (the “Exchange Transaction”) that would be issued by GW Capital Trust IV, an affiliated Delaware trust of the Company (“Trust IV”). Paul, Weiss then reviewed the remaining open issues in the draft merger agreement and provided a detailed summary of the transaction terms and conditions. Paul, Weiss also reviewed for the Strategic Review Committee the resolutions it had prepared in connection with the draft merger agreement and the transactions contemplated thereby.

On March 11, 2012, the Strategic Review Committee held a telephonic meeting attended by the Board of Directors, Mr. Calder, Mr. Lombardo, Mr. Robinson and representatives of Deutsche Bank, Paul, Weiss, Young Conaway and Bryan Cave. During the meeting, a representative of Deutsche Bank reviewed for the Strategic Review Committee and the Board of Directors financial analyses relating to the Company and the proposed transaction. A representative of Deutsche Bank also reviewed for the Strategic Review Committee a draft of the opinion Deutsche Bank intended to deliver to the Company to the effect that, as of the proposed date of the merger agreement and based upon and subject to the various qualifications, limitations and assumptions set forth therein, including for this purpose assuming the draft provided for $5.00 per Common Share in cash to be received by the stockholders of the Company in the Offer and the Merger, the consideration to be received by holders of Common Shares (including Restricted Shares) (other than certain excluded persons) in the Offer and the Merger is fair to the Company’s stockholders from a financial point of view.

Also on March 11, 2012, the Board of Directors held a telephonic meeting attended by Mr. Calder, Mr. Lombardo, Mr. Robinson and representatives of Deutsche Bank, Paul, Weiss, Young Conaway and Bryan Cave. During the meeting, the Board of Directors unanimously determined that it was in the best interests of the Company and its stockholders to engage in the Exchange Transaction and authorized and directed the Company and its subsidiaries, among other things, to (i) exchange the Trust Preferred Securities for new undivided preferred beneficial interests issued by Trust IV and (ii) issue new Junior Subordinated Notes due July 31, 2017 to Trust IV, the result of which, among other things, would eliminate the right of the holder of the Trust Preferred Securities to require the Company to redeem the Trust Preferred Securities upon a change of control transaction.

On March 12, 2012, an indirect wholly-owned subsidiary of the Company (the “Concord Borrower”) entered into a First Amendment to Loan Agreement with the Concord Lenders, pursuant to which the Concord Borrower and the Concord Lenders agreed to amend and extend the maturity of the Concord Loan, which amendment satisfied a pre-signing condition of the Apollo Parties.

On March 12, 2012, in order to satisfy the Apollo Parties’ remaining pre-signing condition, the Company (i) entered into an Exchange Agreement among Trust IV, the Company and Kodiak CDO II, Ltd., as holder of the Trust Preferred Securities, pursuant to which Trust IV issued undivided preferred beneficial interests in exchange for all outstanding Trust Preferred Securities and (ii) entered into a Junior Subordinated Indenture among the Company and Wells Fargo Delaware Trust Company, National Association, as trustee, pursuant to which the Company issued new Junior Subordinated Notes due July 31, 2017 to replace the 2007 Junior Subordinated Notes, the result of which, among other things, eliminated the right of the holder of the Trust Preferred Securities to require the Company to redeem the Trust Preferred Securities upon a change of control transaction.

On March 12, 2012, the Strategic Review Committee held a telephonic meeting and unanimously determined that it was advisable and in the best interests of the Company and its stockholders to recommend to the Board of Directors that it approve and declare advisable the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement, including the Offer, declare that it is in the best interests of the stockholders of the Company that the Company enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement, approve the stockholder rights plan and adopt other resolutions to implement the stockholder rights plan, direct that the adoption of the Merger Agreement be submitted to a vote at a meeting of the stockholders of the Company (unless the Merger is consummated by way of a “short-form” merger in accordance with Section 253 of the DGCL), and resolve and agree to recommend to the stockholders of the Company that they accept the Offer, tender their Shares into the Offer and vote in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (if required by applicable law). Immediately following the meeting of the Strategic Review Committee, the Board of Directors held a telephonic meeting and unanimously approved and declared advisable the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement, including the Offer, declared that it is in the best interests of the stockholders of the Company that the Company enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement, approved the stockholder rights plan and adopted other resolutions to implement the stockholder rights plan, directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of the stockholders of the Company (unless the Merger is consummated by way of a “short-form” merger in accordance with Section 253 of the DGCL), and resolved and agreed to recommend to the stockholders of the Company that they accept the Offer, tender their Shares into the Offer and vote in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (if required by applicable law). Later that day, the Merger Agreement was executed by Parent, the Offeror and the Company.

On March 13, 2012, the Company and Parent issued a joint press release announcing the transaction.

On March 13, 2012, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, which included a letter from Ms. Schaefer to Company employees discussing the proposed transaction.

On March 14, 2012, the Apollo Parties, the Company and their respective advisors held a teleconference call regarding the fact that, since announcement of the Offer, the market price of the Common Stock had traded above the then-current offer price of $5.00 per share of Common Stock.

Over a series of teleconference calls that took place between March 14, 2012 and March 30, 2012, the Apollo Parties, the Company and their respective advisors continued to discuss the market price of the Common Stock and the media coverage of the proposed transaction, especially the following facts: (i) that the market price of the Company’s shares of Common Stock had traded above the then-current offer price since the public announcement, and a few shareholders had publicly stated that they viewed the then-current offer price as too low and (ii) that the shareholder rights plan and the Merger Agreement did not prevent a third party from submitting a superior proposal or prevent the Company from evaluating and accepting a superior proposal.

On March 16, 2012, the Company filed an amendment to the Schedule 14D-9 with the SEC, which attached a statement from the Company describing the pending litigation as meritless and reaffirming the Company’s recommendation.

On March 20, 2012, the Company filed an amendment to the Schedule 14D-9 with the SEC correcting certain revenue calculations in the selected financial projections.

On March 26, 2012, the Company filed a Current Report on Form 8-K with the SEC regarding the extension of the Consent Solicitation until March 27, 2012.

On March 29, 2012, the Company and the Apollo Parties entered into a letter agreement whereby the Company waived, for the limited purpose of seeking support for an agreement to tender into, the Offer, certain provisions in the Confidentiality Agreement limiting the ability of the Apollo Parties and its representatives to communicate with the Company’s stockholders.

On March 29, 2012, the Company filed a Current Report on Form 8-K with the SEC regarding the extension of the Consent Solicitation until March 30, 2012.

In light of the fact that the market price of the common stock of the Company continued to trade above the Offer Price, on March 29, 2012, the Apollo Parties and Deutsche Bank, at the direction of the Company, discussed whether Deutsche Bank could obtain additional information from the Company’s shareholders as to their views on value. During the conversation, the Apollo Parties expressly indicated to Deutsche Bank that it had not made any decisions as to whether it would be willing to change its offer. On March 30, 2012, Deutsche Bank made telephone calls to several of the Company’s significant shareholders.

On March 30, 2012, the Company filed an Information Statement on Schedule 14F-1 with the SEC disclosing certain information about certain individuals that Parent indicated to the Company would be appointed to the Company Board following the Acceptance Time.

On April 4, 2012, the Company confirmed by press release receipt of an unsolicited letter from KSL proposing to acquire all of the outstanding common shares of the Company for $6.25 per common share in cash, subject to certain conditions, including due diligence and certain conditions related to debt waivers (the “April 4 KSL Proposal”).

On April 4, 2012, the Board of Directors met to review the April 4 KSL Proposal. At this meeting, the Board of Directors authorized the Company, pursuant to the terms of the Merger Agreement, to instruct Paul, Weiss and Deutsche Bank to seek clarifications regarding aspects of the April 4 KSL Proposal. Thereafter, the Company’s representatives contacted KSL’s representatives to inquire about the nature of the due diligence that had been requested in the April 4 KSL Proposal, to request a copy of the back-stop commitment letter for financing from Jefferies & Company, Inc. for a Change of Control Offer for the First Lien Mortgage Notes that was referenced in but not provided with the April 4 KSL Proposal and to seek clarifications regarding the April 4 KSL Proposal, including its intentions with respect to the waiver sought with respect to the Concord Loan. In addition, the Board of Directors authorized an extension of the Offer, which was set to expire on April 10, 2012.

On the morning of April 5, 2012, the Apollo Parties and the Company issued a joint press release announcing that the Company and Parent and Offeror mutually agreed that Offeror would extend the Offer until 9:00 a.m. New York City time on April 20, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

Also on the morning of April 5, 2012, in consultation with its independent financial and legal advisors, the Board of Directors again considered and evaluated the April 4 KSL Proposal, and authorized the Company, in accordance with its fiduciary duties and consistent with the terms of the Merger Agreement, and subject to entering into an acceptable confidentiality agreement with KSL (as required by the Merger Agreement), to furnish access and non-public information with respect to the Company to KSL and participate in discussions and negotiations regarding the April 4 KSL Proposal. Thereafter, Paul Weiss sent to KSL’s legal counsel a draft confidentiality agreement, along with a letter agreement waiving the provisions of the standstill contained therein with respect to the April 4 KSL Proposal and any more favorable proposals from KSL. Paul Weiss engaged with KSL’s legal counsel and a confidentiality agreement between the Company and KSL was signed by end of business that day. Certain due diligence information was then provided in advance of receiving a full list of due diligence requests from KSL.

On the evening of April 5, 2012, the Board of Directors met to discuss an indication of interest made by the Apollo Parties to Deutsche Bank regarding an increase in the Offer Price to $6.75 per common share of the Company conditioned upon the Company agreeing to increase the Company Termination Fee from $7 million to $9 million dollars (comprised of a $6.7 million termination fee and reimbursement of expenses up to $2.3 million). In consultation with its independent financial and legal advisors, the Board of Directors considered and evaluated the Apollo Parties’ request.

On the evening of April 5, 2012, Akin Gump sent a draft Merger Agreement Amendment, Equity Commitment Letter Amendment, Limited Guarantee Amendment and other draft documents related to the Offer to Paul Weiss. Thereafter, Akin Gump and Paul Weiss discussed and revised drafts of the documents.

On April 6, 2012, the Board of Directors held a telephonic meeting attended by Mr. Calder and Mr. Robinson and representatives of Deutsche Bank, Paul, Weiss, and Young Conaway. During the meeting, a representative of Deutsche Bank reviewed for the Board of Directors financial analyses relating to the Company and the Amended Offer. A representative of Deutsche Bank also reviewed for the Board of Directors a draft of the opinion Deutsche Bank intended to deliver to the Company to the effect that, as of the proposed date of the Merger Agreement Amendment and based upon and subject to the various qualifications, limitations and assumptions set forth therein, including for this purpose assuming the draft provided for $6.75 per Common Share in cash to be received by the stockholders of the Company in the Amended Offer and the Merger, the

consideration to be received by holders of Common Shares (including Restricted Shares) (other than certain excluded persons) in the Amended Offer and the Merger is fair to the Company’s stockholders from a financial point of view. Thereafter, the Board of Directors reviewed the proposed Merger Agreement Amendment and the Amended Offer and unanimously approved and declared advisable the Merger Agreement, as amended by the Merger Agreement Amendment, the Merger and the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement, including the Amended Offer, declared that it is in the best interests of the stockholders of the Company that the Company enter into the Merger Agreement Amendment, and consummate the Merger and the other transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, directed that, to the extent required by applicable law, the adoption of the Merger Agreement, as amended by the Merger Agreement Amendment, be submitted to a vote at a meeting of the stockholders of the Company, and resolved and agreed to recommend to the stockholders of the Company that they accept the Amended Offer, tender their Shares into the Amended Offer and, to the extent required by applicable law, vote in favor of the approval and adoption of the Merger Agreement, as amended by the Merger Agreement Amendment, and the transactions contemplated thereby including the Merger and the Amended Offer, in each case on the terms and subject to the conditions of the Merger Agreement, as amended by the Merger Agreement Amendment.

In the evening of April 6, 2012, the parties executed the Merger Agreement Amendment. Thereafter, Parent and the Company issued a joint press release announcing the Merger Agreement Amendment, the increased offer price contemplated thereby and the extension of the expiration time of the Offer. The Company then informed KSL that the Board of Directors was terminating its consideration and evaluation of the April 4 KSL Proposal and requested return or destruction of all diligence material provided.

In the late evening of April 7, 2012, the Company received an unsolicited letter from KSL proposing to acquire all of the outstanding common shares of the Company for $7.00 per common share in cash, subject to certain conditions, including due diligence and certain conditions related to debt waivers (the “April 7 KSL Proposal”). The Board of Directors met in the morning of April 8, 2012 to consider and evaluate the April 7 KSL Proposal. In consultation with its independent financial and legal advisors, the Board of Directors authorized the Company, in accordance with its fiduciary duties and consistent with the terms of the Merger Agreement (having already entered into an acceptable confidentiality agreement with KSL on April 5, 2012), to furnish access and non-public information with respect to the Company to KSL and participate in discussions and negotiations regarding the April 7 KSL Proposal. The Company then began providing additional due diligence information to KSL. The Company subsequently confirmed by press release receipt of the April 7 KSL Proposal.

On April 9, 2012, the Offeror filed the Supplement and Amended Schedule TO increasing the consideration to be offered pursuant to the Amended Offer to $6.75 per Common Share and further extended the Amended Offer until 12:00 midnight, New York City time, on April 20, 2012.

During the Amended Offer, the Company intends to have ongoing contacts with Parent and Offeror.”

3.      Item 4, The Solicitation or Recommendation, subsection (c), “Reasons for the Recommendation — Expected Benefits of the Offer and the Merger”, is hereby amended and supplemented by adding the following at the end thereof:

“In reaching its determination to recommend that the Stockholders accept the Amended Offer and tender their Common Shares into the Amended Offer, the Board of Directors considered, in consultation with its outside legal and financial advisors and the Company’s senior management, the same factors as described above with respect to the Offer and Merger Agreement and, in addition, considered that the Amended Offer provided for $1.75 per Common Share of additional cash value compared to the Offer.

In addition to consideration of the increase in additional cash value, the Board of Directors considered the following material factors in concluding that the Amended Offer is both procedurally fair and advisable to all Stockholders:

•	The historical market prices, volatility and trading information with respect to the Common Shares. Specifically, the Board of Directors noted that the Amended Offer represented an approximately 133%

premium over Great Wolf Resorts’ average closing price over the six months preceding the announcement of the Merger Agreement and an approximately 2.6% premium over the closing price of the Common Shares on April 5, 2012 (the last trading day prior to execution of the Merger Agreement Amendment); and

•

The opinion, dated April 6, 2012, from Deutsche Bank as to the fairness, from a financial point of view and as of such date, of the $6.75 per Common Share cash consideration to be received in the Amended Offer, taken together, by holders of Common Shares. The full text of Deutsche Bank’s written opinion, dated as of April 6, 2012, which sets forth, among other things, the assumptions made, matters considered and limitations, qualifications and conditions of the review undertaken by Deutsche Bank in connection with its opinion, is attached as Exhibit (a)(2)(B) to this filing and is incorporated herein by reference in its entirety. Deutsche Bank’s opinion has been approved and authorized for issuance by a fairness opinion review committee and is addressed to, and is for the use and benefit of, the Board of Directors and the Strategic Review Committee in connection with and for the purpose of its evaluation of the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment. Deutsche Bank’s opinion is limited to the fairness of the Amended Offer, from a financial point of view, to the shareholders of Great Wolf Resorts, other than Parent and any subsidiary of Parent that holds Common Shares. Deutsche Bank’s opinion does not address any other terms of the Merger Agreement or the transactions contemplated thereby, nor does it address the terms of any other agreement entered into or to be entered into in connection therewith. Deutsche Bank was not asked to, and Deutsche Bank’s opinion did not, address the fairness of the transactions contemplated by the Merger Agreement, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of Great Wolf Resorts, nor did it address the fairness of the contemplated benefits of the transactions contemplated by the Merger Agreement. Deutsche Bank expressed no opinion as to the merits of the underlying decision by Great Wolf Resorts to engage in the transactions contemplated by the Merger Agreement or the relative merits of the transaction as compared to any alternative transactions or business strategies. Nor did Deutsche Bank express an opinion, and Deutsche Bank’s opinion does not constitute a recommendation, as to whether or not any holder of Common Shares should tender Common Shares pursuant to the Offer or how any holder of Common Shares should vote with respect to the Merger. Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Great Wolf Resorts’ officers, directors, or employees, or any class of such persons, in connection with the transactions contemplated by the Merger Agreement relative to the Transaction Consideration. The summary of Deutsche Bank’s opinion set forth in this filing is qualified in its entirety by reference to the full text of Deutsche Bank’s opinion set forth as Exhibit (a)(2)(B). Great Wolf Resorts’ stockholders are urged to read Deutsche Bank’s opinion in its entirety.

In addition to the risks previously considered by the Board of Directors with respect to the Offer and Merger Agreement, the Board of Directors also considered the following additional potential risk associated with the Amended Offer in connection with its evaluation of the fairness of the proposed transaction:

•

The provision in the Merger Agreement Amendment requiring Great Wolf Resorts to pay, if the Merger Agreement is terminated under certain circumstances, a $6,700,000 termination fee and reimburse Parent’s expenses up to $2,300,000.

In view of the wide variety of factors considered by the Board of Directors, and the complexity of these matters, the Board of Directors did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Board of Directors may have assigned different weights to various factors. The Board of Directors approved and recommended the Amended Offer based upon the totality of the information presented to and considered by it.”

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

1.     Item 5, Persons/Assets Retained, Employed, Compensated or Used, is hereby amended and supplemented by adding the following new paragraphs at the end thereof:

“Revised Opinion of the Financial Advisor to the Great Wolf Resorts Board of Directors

The Board of Directors retained Deutsche Bank to provide financial advisory services in connection with the Board of Directors’ consideration of strategic alternatives available to Great Wolf Resorts and to act as Great Wolf Resorts’ financial advisor in connection with the transaction. Great Wolf Resorts selected Deutsche Bank to act as Great Wolf Resorts’ financial advisor on the basis of Deutsche Bank’s qualifications, expertise and reputation as a financial advisor in strategic transactions and its familiarity with Great Wolf Resorts and its business. On April 6, 2012, at a meeting of the Board of Directors held to evaluate the transaction, Deutsche Bank delivered to the Board of Directors an oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 6, 2012, to the effect that, as of the date of the opinion and based on and subject to the factors, assumptions and limitations described in its opinion, the consideration to be paid to holders of Common Shares (including Restricted Shares) (other than certain excluded persons) in the transaction was fair, from a financial point of view, to such holders.

The full text of the written opinion, dated April 6, 2012, of Deutsche Bank, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Exhibit (a)(2)(B) to this Schedule 14D-9 and is incorporated by reference herein in its entirety. We urge you to read the opinion carefully in its entirety. Deutsche Bank provided its opinion to the Board of Directors for the information and assistance of the Board of Directors in connection with its consideration of the transaction. Deutsche Bank’s opinion does not address any other aspect of the transaction and does not constitute a recommendation as to whether the Board of Directors should recommend or proceed with the transaction, nor does it constitute a recommendation to any Stockholder as to whether such Stockholder should tender its Common Shares (including Restricted Shares) in connection with the Offer or how such Stockholder should vote or act with respect to the transaction or any related matter.

Opinion of the Financial Advisor to the Great Wolf Resorts Board of Directors

Deutsche Bank has acted as financial advisor to the Board of Directors and the Strategic Review Committee of the Board of Directors in connection with the Merger Agreement, as amended by the Merger Agreement Amendment, and the transactions contemplated thereby. On April 6, 2012, Deutsche Bank delivered its oral opinion during a meeting of the Board of Directors, and subsequently confirmed its oral opinion in a written opinion to the Board of Directors, indicating that, as of April 6, 2012, the date of such written opinion, based upon and subject to the assumptions, limitations, qualifications and other conditions set forth in the opinion, the consideration to be paid pursuant to the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment (the “Transaction Consideration”), was fair, from a financial point of view, to the shareholders of Great Wolf Resorts, other than Parent and any subsidiary of Parent that holds Common Shares.

The full text of Deutsche Bank’s written opinion, dated as of April 6, 2012, which sets forth, among other things, the assumptions made, matters considered and limitations, qualifications and conditions of the review undertaken by Deutsche Bank in connection with its opinion, is attached as Exhibit (a)(2)(B) to this filing and is incorporated herein by reference in its entirety. Deutsche Bank’s opinion has been approved and authorized for issuance by a fairness opinion review committee and is addressed to, and is for the use and benefit of, the Board of Directors and the Strategic Review Committee in connection with and for the purpose of its evaluation of the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment. Deutsche Bank’s opinion is limited to the fairness of the Transaction Consideration, from a financial point of view, to the shareholders of Great Wolf Resorts, other than Parent and any subsidiary of Parent that holds Common Shares. Deutsche Bank’s opinion does not address any other terms of the Merger Agreement, as amended by the Merger Agreement Amendment, or the transactions contemplated thereby, nor does it address the terms of any other agreement entered into or to be entered into in connection therewith. Deutsche Bank was not asked to, and Deutsche Bank’s opinion did not, address the fairness of the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of Great Wolf Resorts, nor did it address the fairness of the contemplated benefits of the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment. Deutsche Bank expressed no opinion as to the merits of the underlying decision by Great Wolf Resorts to engage in the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, or the relative merits of the transaction as compared to any alternative transactions or business strategies. Nor did Deutsche Bank express an opinion, and Deutsche Bank’s opinion does not constitute a recommendation, as to whether or not any holder of Common Shares should tender shares pursuant to the Offer or how any holder of Common Shares should vote with respect to the Merger. Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Great Wolf Resorts’ officers, directors, or employees, or any class of such persons, in connection with the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, relative to the Transaction Consideration. The summary of Deutsche Bank’s opinion set forth in this filing is qualified in its entirety by reference to the full text of Deutsche Bank’s opinion set forth as Exhibit (a)(2)(B) to this filing. Great Wolf Resorts’ stockholders are urged to read Deutsche Bank’s opinion in its entirety.

In connection with Deutsche Bank’s role as financial advisor to the Board of Directors, and in arriving at its opinion, Deutsche Bank has, among other things, reviewed certain publicly available financial and other information relating to Great Wolf Resorts prepared and furnished to Deutsche Bank by management of Great Wolf Resorts. Deutsche Bank has also held discussions with certain senior officers and other representatives and advisors of Great Wolf Resorts regarding its businesses and prospects. In addition, Deutsche Bank has:

•	reviewed the reported prices and trading activity for the Common Shares,

•

to the extent publicly available, compared certain financial and stock market information for Great Wolf Resorts with, to the extent publicly available, similar information for certain other companies Deutsche Bank considered relevant whose securities are publicly traded;

•	reviewed, to the extent publicly available, the financial terms of certain recent business combinations which Deutsche Bank deemed relevant;

•	reviewed the Merger Agreement, as amended by the Merger Agreement Amendment, and certain related documents; and

•	performed such other studies and analyses and considered such other factors as Deutsche Bank deemed appropriate.

In preparing its opinion, Deutsche Bank did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Great Wolf Resorts, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, with the knowledge and permission of the Board of Directors, Deutsche Bank assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare, obtain or review any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance sheet assets or liabilities) of Great Wolf Resorts or any of its subsidiaries, nor did Deutsche Bank evaluate the solvency or fair value of Great Wolf Resorts under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Deutsche Bank and used in Deutsche Bank’s analyses, Deutsche Bank assumed, with the knowledge and permission of the Board of Directors, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Great Wolf Resorts as to the matters covered thereby and that such forecasts will be realized in the amounts and time periods currently estimated by Great Wolf Resorts. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank’s opinion was necessarily based upon the economic, market and other conditions as in effect on, and the information made available to Deutsche Bank as of, the date of such opinion. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Deutsche Bank’s opinion of which it becomes aware after the date of the opinion.

For purposes of rendering its opinion, Deutsche Bank has assumed, with Great Wolf Resorts’ knowledge and permission, that in all respects material to its analysis:

•

the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, will be consummated in accordance with the terms of the Merger Agreement, as amended by the Merger Agreement Amendment, without any waiver, modification or amendment of any term, condition or agreement that would be material to Deutsche Bank’s analysis; and

•

all material governmental, regulatory or other approvals and consents required in connection with the consummation of the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, if any, will be obtained and in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to Deutsche Bank’s analysis.

Deutsche Bank is not a legal, regulatory, tax or accounting expert and Deutsche Bank relied on the assessments made by the Board of Directors, the Company and their other advisors with respect to these issues.

Deutsche Bank’s Financial Analyses.  The following is a summary of the material financial analyses contained in the presentation that was made by Deutsche Bank to the Board of Directors of Great Wolf Resorts on April 6, 2012 and that were used by Deutsche Bank in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order of the analyses described below represent the relative importance or weight given to those analyses by Deutsche Bank or the Board of Directors of Great Wolf Resorts. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Deutsche Bank’s financial analyses. Certain financial, comparative and other analyses summarized below include information presented in tabular format. The tables must be read together with the text of each summary and are alone not a complete description of Deutsche Bank’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 5, 2012, and is not necessarily indicative of current market conditions. In performing its analyses, Deutsche Bank made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Great Wolf Resorts. None of Great Wolf Resorts, Deutsche Bank or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or to reflect the prices at which the businesses could actually be sold. The projections and/or estimates used in the preparation of Deutsche Bank’s analyses described below (the “Management Projections”) represent the sum of (i) the projections and/or estimates prepared by Great Wolf Resorts’ management without taking into account Great Wolf Resorts’ unconsolidated investments, primarily consisting of its 49% interest in the Grand Mound resort (“Unconsolidated Investments”) and (ii) the projections and/or estimates for the Unconsolidated Investments.

Analysis of Selected Publicly Traded Companies.  Deutsche Bank compared certain financial information and commonly used valuation measurements for Great Wolf Resorts to corresponding information and measurements for a group of three publicly traded lodging companies (consisting of Gaylord Entertainment Company, The Marcus Corporation and Red Lion Hotels Corporation (collectively, the “Lodging Companies”))

and for a group of three publicly traded leisure companies (consisting of Six Flags Entertainment Corp., Cedar Fair, L.P. and Vail Resorts, Inc. (collectively the “Leisure Companies”)). The Lodging Companies and the Leisure Companies are referred to as the “Selected Companies.” Such financial information and valuation measurements included, among other things, ratios of common equity market value as adjusted for debt and cash (“Enterprise Value”) to earnings before interest expense, income taxes and depreciation and amortization (“EBITDA”). To calculate the trading multiples for Great Wolf Resorts and the Selected Companies, Deutsche Bank used publicly available information concerning historical and projected financial performance and, in the case of Great Wolf Resorts, the Management Projections prepared by Great Wolf Resorts’ management.

Based on its analysis of the ratios of Enterprise Value to forward EBITDA (the “EBITDA Multiple”) for each of the Selected Companies, Deutsche Bank calculated a representative EBITDA Multiple range of 6.75x to 7.75x. Applying this multiple range to Management’s Projections of EBITDA for calendar year 2012 resulted, after accounting for approximately $536 million of Great Wolf Resorts net debt as of December 31, 2011 (including approximately $47 million in net debt associated with Unconsolidated Investments) (“Net Debt”), in a range of implied equity values per share of $3.09 to $5.96. Deutsche Bank noted that the consideration per share to be received by the holders of Common Shares in the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, is $6.75.

None of the companies utilized as a comparison are identical to Great Wolf Resorts. Accordingly, Deutsche Bank believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies.

Analysis of Selected Precedent Transactions.

Comparable Transaction Analysis.  Deutsche Bank reviewed the financial terms, to the extent publicly available, of 15 mergers and acquisition transactions involving companies in the waterpark hotel industry (the “Waterpark Hotel Transactions”) and the theme park industry (“Theme Park Transactions” and together with the Waterpark Hotel Transactions, the “Selected Transactions”). Deutsche Bank calculated the acquisition EBITDA Multiples based on publicly available information for each of the Selected Transactions and compared them to the corresponding EBITDA Multiple in the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment. The transactions reviewed were:

Announcement Date	Target / Acquiror
Waterpark Hotel Transactions
March 2011	Sheboygan Blue Harbor Resort / New Frontiers Capital & Claremont Co.
February 2011	CoCo Key Waterpark portfolio / Various acquirers
May 2010	Radisson Hotel and Waterpark / Wheelock Street Capital
May 2009	Great Wolf Dells and Sandusky (30% ownership) / CNL
October 2005	Great Wolf Dells and Sandusky (70% ownership) / CNL
Theme Park Transactions
June 2011	Blackstone Group (50% share of Universal Orlando) / NBCUniversal
December 2010	Santa Monica Amusements / CNL Lifestyle Properties, Inc.
December 2009	Busch Entertainment Corp. / Blackstone Group
August 2007	Palace Entertainment Holding Inc. / Parques Reunidos
January 2007	Six Flags (7 water & theme parks) / CNL Income Properties
May 2006	Paramount Parks / Cedar Fair
February 2006	Palace Entertainment / MidOcean Partners LP
August 2005	Six Flags / Red Zone
July 2005	Legoland Parks / Blackstone Group
March 2004	Six Flags World of Adventures / Cedar Fair

Based on its analysis of the EBITDA Multiples for each of the Selected Transactions, Deutsche Bank calculated a representative EBITDA Multiple range of 7.0x to 8.5x. Applying this multiple range to Management’s Projections of EBITDA for calendar year 2012 resulted, after accounting for Net Debt, in a range of implied equity values per share of $3.75 to $7.99. Deutsche Bank noted that the consideration per share to be received by the holders of Common Shares in the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, is $6.75.

All multiples for the Selected Transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period of time during which the Selected Transactions occurred. Because the reasons for, and circumstances surrounding, each of the Selected Transactions analyzed were so diverse, and due to the inherent differences between the operations and financial conditions of Great Wolf Resort’s business and the companies involved in the Selected Transactions and other transactions described herein, Deutsche Bank believes that a selected precedent transaction analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in the Deutsche Bank Opinion, concerning differences between the characteristics of these transactions and the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, that could affect the value of the subject companies and businesses and Great Wolf Resorts.

Per Key Analysis.  Deutsche Bank also reviewed the financial terms, to the extent publicly available, of 10 proposed, pending or completed mergers and acquisition transactions involving companies in the lodging industry (the “Lodging Transactions” and together with the Waterpark Hotel Transactions, the “Per Key Transactions”). The Lodging Transactions reviewed were:

Announcement Date	Target / Acquiror
Lodging Transactions
November 2011	Sonesta / RMR & HPT
October 2011	Innkeepers / Cerberus Capital & Chatham Lodging Trust
July 2011	Lodgeworks (20 properties) / Hyatt
July 2011	Hyatt (8 hotels) / Nobel
June 2011	Rosewood Hotels / New World Hospitality
May 2011	Tharaldson / ADIA
March 2011	Highland Hospitality / Ashford Hospitality
May 2010	Extended Stay Hotels / Centerbridge, Paulson & Co. and Blackstone
January 2010	Lodgian, Inc. / Lone Star Funds
December 2009	Interstate Hotels & Resorts / Thayer Lodging and Jin Jiang Hotel

As part of its analysis of the Per Key Transactions, Deutsche Bank calculated a representative range of a target’s Enterprise Value (taking into account Unconsolidated Investments) per number of such target’s rooms of $180,500 to $200,000 (“Per Key Value”). Applying this range to the number of rooms owned by Great Wolf Resorts, resulted, after accounting for Net Debt, in a range of implied equity values per share of $0.00 to $1.76. While other Per Key Transactions showed lower Per Key Values, because of Great Wolf Resorts’ Net Debt, the low end of Deutsche Bank’s calculated range of implied equity values per share based on the Per Key Transactions resulted in a negative number. Deutsche Bank noted that the consideration per share to be received by the holders of Common Shares in the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, is $6.75.

Discounted Cash Flow Analysis.  Deutsche Bank performed a discounted cash flow analysis for Great Wolf Resorts based on Management’s Projections assuming no new conversion or development projects. Using these projections, Deutsche Bank calculated the discounted cash flow values dated back to December 31, 2011 for Great Wolf Resorts as the sum of the net present values of (i) the estimated unlevered free cash flows that Great Wolf Resorts will generate for the calendar years 2012 through 2016, plus (ii) the terminal value of Great Wolf

Resorts. The terminal value of Great Wolf Resorts was calculated based on estimates of Adjusted EBITDA for calendar year 2017 and a representative range of multiples of 6.75x to 7.75x. Deutsche Bank estimated 2017 Adjusted EBITDA of $106.1 million by applying an estimated growth rate to Great Wolf Resorts’ 2016 Management Projections.1 The multiples range was based on a review of current trading multiples for the Selected Companies and also factored in the historic discount that Great Wolf had traded to such Selected Companies over the past three years. Deutsche Bank used discount rates ranging from 12.5% to 15.0%, based on its judgment of Great Wolf Resorts’ estimated weighted average cost of capital, as adjusted upward to account for Great Wolf Resorts’ high ratio of debt to equity. Among the inputs Deutsche Bank used in calculating the WACC was a debt-to-total-capital ratio of 35.8%. This ratio was identical to the median debt-to-total capital ratio of the Selected Companies. This analysis, after accounting for Net Debt, indicated a range of implied equity values per share of $4.26 to $8.08. Deutsche Bank noted that the consideration per share to be received by the holders of Common Shares in the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, is $6.75.

Leveraged Buyout Analysis.  Deutsche Bank performed a leveraged buyout analysis to estimate theoretical prices at which a financial sponsor might effect a leveraged buyout of Great Wolf Resorts using a debt capital structure consistent with the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment. This analysis was based on the same projections described above. Assumptions used in Deutsche Bank’s analysis included financial sponsors targeting internal rates of return of 20% to 25% (which is based on Deutsche Bank’s judgment of typical equity returns targeted by financial sponsors) over their investment horizons and an exit EBITDA Multiple range of 7.5x to 9.0x (which is based on the range of entry multiples observed in these types of transactions). Based on those projections and assumptions, among others, Deutsche Bank calculated, after accounting for Net Debt, a range of implied equity values per share of $5.65 to $7.00 at which a financial buyer might be willing to pay to acquire Great Wolf Resorts. Deutsche Bank noted that the consideration per share to be received by the holders of Common Shares in the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, is $6.75.

Equity Research Analysts’ Future Price Targets.  Deutsche Bank reviewed the future public market trading price targets for the Common Shares prepared and published by equity research analysts prior to April 6, 2012. These forward targets reflected each analyst’s estimate of the future public market trading price of the Common Shares and are not discounted to reflect present values. While noting that there are limited price forecast targets, as of February 23, 2012, one equity analyst had set a one-year price target for Great Wolf Resorts at $5.00 per share, and another equity analyst had set a two-year price target at $6.00 per share. These price targets, when discounted to present value using a 16.5% cost of equity (based on Deutsche Bank’s judgment of Great Wolf Resorts’ estimated cost of equity), resulted in a range of analyst future price targets per share of $4.29 to $4.42. Deutsche Bank noted that the consideration per share to be received by the holders of Common Shares in the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, is $6.75. The public market trading prices published by equity research analysts do not necessarily reflect current market trading prices of the Common Shares and these estimates are subject to uncertainties, including the future financial performance of Great Wolf Resorts and future financial market conditions.

Premia Paid Analysis.  Deutsche Bank performed a premia paid analysis based upon the premia paid in certain merger and acquisition transactions identified since 2007. Deutsche Bank considered 101 precedent transactions involving a U.S. target with an aggregate value greater than $500 million and less than $1 billion. Deutsche Bank analyzed the transactions to determine the premia paid for the target as determined using the stock price on the date that is 20 days prior to the announcement of each such deal. Based on this analysis, Deutsche Bank selected a representative premia range of 30-40% and applied this range to Great Wolf Resorts’ stock price on March 9, 2012 to derive an implied equity value per share range of $5.41 to $5.82. Deutsche Bank noted that the consideration per share to be received by the holders of Common Shares in the transactions

[1]	When adjusted to include Great Wolf Resorts’ share of EBITDA from unconsolidated affiliates, estimated 2017 EBITDA was $112.7 million.

contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, is $6.75. All premia considered were based on public information available at the time of announcement of such transaction, without taking into account differing market conditions during the period during which the transactions occurred.

General.  The foregoing summary describes all analyses and factors that Deutsche Bank deemed material in its presentation to the Board of Directors, but is not a comprehensive description of all analyses performed and factors considered by Deutsche Bank in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinions, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Board of Directors that the Transaction Consideration was fair, from a financial point of view, to the holders of Common Shares (other than Parent and any subsidiary of Parent that holds Common Shares) and does not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made, and was provided by Great Wolf Resort management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Great Wolf Resorts’ control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Great Wolf Resorts or their respective advisors, neither Great Wolf Resorts nor Deutsche Bank nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, were determined through negotiations between Great Wolf Resorts and Apollo Management and were approved by the Board of Directors. Although Deutsche Bank provided advice to Great Wolf Resorts during the course of these negotiations, the decision to enter into the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, was solely that of the Board of Directors. As described above, the opinion and presentation of Deutsche Bank to the Board of Directors were only one of a number of factors taken into consideration by the Board of Directors in making its determination to approve the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment. Deutsche Bank’s opinion was provided to the Board of Directors and the Strategic Review Committee to assist it in connection with its consideration of the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, and does not constitute a recommendation to any holder of the Common Stock as to whether they should tender shares in the Offer or as to how to vote with respect to the Merger.

Great Wolf Resorts selected Deutsche Bank as financial advisor in connection with the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. Great Wolf Resorts retained Deutsche Bank pursuant to an engagement letter dated as of July 28, 2011 (the “Engagement Letter”). As compensation for Deutsche Bank’s services in connection with the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, Great Wolf Resorts has paid or agreed to pay to Deutsche Bank the following fees:

(a)    a retainer fee of $100,000 paid upon the execution of the Engagement Letter;

(b)    a fee of $750,000 upon delivery of its fairness opinion (or upon notice from Deutsche Bank that it was unable to render the opinion), which shall reduce the transaction fee paid in connection with the consummation of the merger or any fee payable pursuant to (c) below;

(c)    a transaction fee equal to 0.70% of the total amount of cash and fair market value (on the date which is five days prior to the consummation of the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment,) of all property paid or payable directly or indirectly to Great Wolf Resorts or any of its securityholders in connection with such transactions (including customary add-backs) (the “Aggregate Consideration”), up to and including an offer price of $6.00 per share, plus 1.00% of the Aggregate Consideration in excess of an offer price of $6.00 per share (against which the retainer fee and opinion fee will be credited). Notwithstanding the foregoing, the total transaction fee may not exceed 0.80% of the Aggregate Consideration.

Regardless of whether the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, are consummated, Great Wolf Resorts has agreed to reimburse Deutsche Bank for reasonable and documented fees, expenses and disbursements of Deutsche Bank’s outside counsel and all of Deutsche Bank’s reasonable and documented travel and other reasonable and documented out-of-pocket expenses incurred in connection with the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, or otherwise arising out of the retention of Deutsche Bank under the Engagement Letter; provided, that without the prior written consent of Great Wolf Resorts (such consent not to be unreasonably withheld), Great Wolf Resorts shall not be required to reimburse Deutsche Bank for any amounts in excess of $50,000 with respect to such fees, expenses and disbursements payable to its outside counsel and $25,000 in aggregate with respect to such out-of-pocket expenses. Great Wolf Resorts has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment.

Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to the Apollo Funds or their affiliates for which they have received, and in the future may receive, compensation, including acting as Joint Bookrunner on the $225 million senior secured notes offering for Apollo Investment Corporation in October 2010, acting as Lender on the $1,000 million amend and extend for an existing revolving credit facility for Apollo Management Holdings, L.P. in March 2011, acting as Joint Bookrunner on the $565 million Initial Public Offering of Apollo Global Management in March 2011 and acting as Lender on the $400 million term loan for AP Alternative Assets LP in December 2011. In addition, one or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Great Wolf Resorts or its affiliates for which they have received compensation, including acting as Joint Bookrunner for the $230 million first mortgage offering in March 2010 and acting as lender for the $56 million secured loan in July 2011. DB Group may provide investment and commercial banking services to the Apollo Funds and Great Wolf Resorts in the future, for which Deutsche Bank would expect DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Great Wolf Resorts and the Apollo Funds for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.”

ITEM 8.	ADDITIONAL INFORMATION TO BE FURNISHED

1.     Item 8, Additional Information to be Furnished, subsection (c), “Golden Parachute Compensation” is hereby amended and supplemented by replacing the date in the first bullet under the heading “Golden Parachute Compensation” with “April 6, 2012”, by adding “as amended” at the end of such bullet and by replacing the price in the third bullet under the heading “Golden Parachute Compensation” with “$6.75”, on page 41 of the Schedule 14D-9.

2.     Item 8, Additional Information to be Furnished, subsection (c), “Golden Parachute Compensation” is hereby amended and supplemented by replacing, in its entirety, the table included in that section and the notes thereto, on pages 41-42 of the Schedule 14D-9, with the following:

“The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described above, and elsewhere in this Schedule 14D-9. As a result, the golden parachute compensation, if any, to be received by an NEO may materially differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursement $(4)	Other ($)	Totals ($)
Kimberley K. Schaefer	2,659,500	4,309,551	—	33,235	2,206,730	—	9,209,016
Chief Executive Officer

James A. Calder	1,518,340	1,979,390	—	21,945	1,030,966	—	4,550,641
Chief Financial Officer

Timothy D. Black	1,304,160	1,353,942	—	33,235	911,662	—	3,602,999
Executive Vice President—Operations

Alexander P. Lombardo	204,000	312,262	—	—	—	—	516,262
Treasurer

J. Scott Maupin	275,000	175,500	—	—	—	—	450,500
Senior Vice President—Operations

(1)	The amounts in this column for Ms. Schaefer, Mr. Calder and Mr. Black reflect a lump sum payment equal to two times the sum of (x) his or her base salary in effect on the assumed date of termination and (y) the amount of his or her most recently paid annual bonus. Base Salaries as of the effective time of the Merger for Ms. Schaefer, Mr. Calder and Mr. Black are expected to be $561,000, $392,700 and $319,770, respectively, and the most recently paid annual bonus as of the effective time of the Merger for Ms. Schaefer, Mr. Calder and Mr. Black were $768,750, $366,470 and $332,310, respectively. These severance amounts are “double trigger” payments, payable if the executive resigns for “good reason” or is terminated by the Company (other than for “cause” or a disability) within 180 days prior to, or 18 months following the effective date of a change in control, which would include the consummation of the Offer. The amounts reported in this column for Mr. Lombardo and Mr. Maupin reflect a lump sum payment equal to 12 months of the executive’s base salary in effect on the date of termination. Base salaries for Mr. Lombardo and Mr. Maupin as of the effective time of the Merger are expected to be $204,000 and $275,000, respectively. These severance amounts are “double trigger” payments, payable if the executive is terminated by the Company without “cause” within 12 months following a change in control, which would include the consummation of the Offer.

(2)	Represents the “single trigger” payments, payable as a result of the consummation of the Offer. The amounts in this column reflect the value of the cash Offer or Merger consideration payable in respect of unvested Restricted Shares, including Restricted Shares obtained from the conversion of MYPEGs, in each case, in accordance with the Merger Agreement and without regard to applicable tax withholding. The amounts for each NEO represent the following amounts: Ms. Schaefer: $2,292,057 for 339,564 Restricted Shares and $2,017,494 for 298,888 additional Restricted Shares obtained from the conversion of MYPEGs; Mr. Calder: $1,037,873 for 153,759 Restricted Shares and $941,517 for 139,484 additional Restricted Shares obtained from the conversion of MYPEGs; Mr. Black: $778,977 for 115,404 Restricted Shares and $574,965 for 85,180 additional Restricted Shares obtained from the conversion of MYPEGs; Mr. Lombardo: $312,262 for 46,261 Restricted Shares; and Mr. Maupin: $175,500 for 26,000 Restricted Shares.

(3)	The amounts reported in this column for Ms. Schaefer, Mr. Black and Mr. Calder reflect a lump sum payment equal to 36 times the Company’s monthly contribution on behalf of the executive under the insurance plan in which the executive currently participates. These severance amounts are “double trigger” payments, payable if the executive resigns for “good reason” or is terminated by the Company (other than for “cause” or a disability) within 180 days prior to, or 18 months following the effective date of a change in control, which would include the consummation of the Offer.

(4)	The amounts reported in this column represents Ms. Schaefer’s, Mr. Calder’s and Mr. Black’s right to receive a “gross-up” payment under their respective employment agreements in the event that the executive becomes subject to excise tax under Section 4999 of the Internal Revenue Code. The “gross-up” payments are “double trigger” payments, payable only if the executive incurs excise tax liabilities following a change in control, which would include the consummation of the Offer.

The consummation of the Offer would qualify as a change of control under each of the agreements discussed above.”

3.     Item 8, Additional Information To Be Furnished, of the Schedule 14D-9 is hereby amended and supplemented by adding new paragraph (k), Litigation Related to the Offer, to page 46 of the Schedule 14D-9 at the end thereof as follows:

“(k)	Litigation Related to the Offer

On March 14, 2012, a class action complaint was filed in the Delaware Court of Chancery against the Company, its directors, and the Apollo Parties. In that case, the plaintiff, on behalf of a putative class of Stockholders, sought to enjoin the proposed transaction that was the subject of the Merger Agreement. Seven other lawsuits followed, four of which were filed in Delaware Chancery Court, two in the Circuit Court, Civil Division for Dane County in the State of Wisconsin, and one in the United States District Court for the Western District of Wisconsin. The Delaware cases have been consolidated as a single action under the caption In re Great Wolf Shareholders Litigation, C.A. No. 7328-VCN.

In all of these cases, the plaintiffs have alleged, among other things, that the Board of Directors breached their fiduciary duties to the Company in connection with the Merger Agreement and the process leading up to it. Plaintiffs allege that the Merger Agreement was unfair because it contained certain provisions — including the stockholder rights plan and, when viewed together with certain existing confidentiality agreements, the no-solicitation provision — that, according to plaintiffs, prevented other parties from making a bid to acquire the Company. Plaintiffs also allege that the Company’s financial advisor, Deutsche Bank, had a conflict of interest because it provided significant financial services to the Apollo Parties, and received substantial compensation, on numerous matters unrelated to the proposed transaction.

In addition, plaintiffs allege that certain aspects of the Schedule 14D-9 filed on March 13, 2012 are misleading and incomplete. Plaintiffs allege that the disclosures in the Schedule 14D-9 regarding services that Deutsche Bank has previously provided to the Apollo Parties (at pages 38-39) are inadequate because, among other things, they do not set forth the amount of compensation that Deutsche Bank received for those services. Plaintiffs allege that the Schedule 14D-9 should have disclosed the fact that one of the Company’s legal advisors, Paul, Weiss, also provided legal services to the Apollo Parties and that Paul, Weiss obtained waivers from both Apollo and Great Wolf regarding any potential conflicts associated with its work on the proposed transaction. Plaintiffs further allege that the summary of Deutsche Bank’s financial analyses at pages 33-37 of the Schedule 14D-9 should have included certain additional details. Among other things, plaintiffs allege that the Schedule 14D-9 should have included:

•

a line-item by line-item description of all forecasts used to calculate the estimated unlevered free cash flows for calendar years 2012 through 2016 that Deutsche Bank used in performing its discounted cash flow analysis;

•	the inputs Deutsche Bank used to calculate the Company’s weighted average cost of capital in connection with its discounted cash flow analysis;

•

the factors Deutsche Bank considered in selecting a representative EBITDA Multiple range of 6.75x to 7.75x for purposes of its analysis of selected publicly traded companies and discounted cash flow analysis;

•

the criteria Deutsche Bank used to select the 15 transactions involving companies in the waterpark hotel industry and the theme park industry, which served as the basis for its analysis of selected precedent transactions, as well as the EBITDA Multiples for each of those 15 transactions and the specific criteria used by Deutsche Bank to calculate the representative EBITDA Multiple range of 7.0x to 8.5x applied in its analysis; and

•

the forecasts, assumptions and financial data associated with the Expansion Case Projections, which Deutsche Bank had determined were not supportable and which Management and the Board instructed Deutsche Bank not to rely upon in performing its financial analyses.

Defendants firmly believe that plaintiffs’ allegations are without merit. The Company and its directors have been, and intend to continue, defending themselves vigorously against all of the claims asserted in these actions.”

ITEM 9.	EXHIBITS.

1.     Item 9 of the Schedule 14D-9, as amended, is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(1)(M)	Supplement to the Offer to Purchase, dated April 9, 2012, incorporated by reference to Exhibit (a)(1)(J) to the Amended Schedule TO.

(a)(1)(N)	Joint Press Release, issued by Parent, Offeror and the Company on April 6, 2012, incorporated by reference to Exhibit (a)(1)(K) to the Amended Schedule TO.

(a)(1)(O)	Press Release, incorporated by reference to Exhibit 99.2 to the Company’s 8-K filed with the SEC on April 9, 2012.

(a)(2)(B)	Deutsche Bank Fairness Opinion, dated April 6, 2012.

(e)(14)	Merger Agreement Amendment, dated as of April 6, 2012, among Parent, Merger Sub and the Company, incorporated by reference to Exhibit (d)(5) to the Amended Schedule TO.

(e)(15)	Equity Commitment Letter Amendment, dated April 6, 2012, incorporated by reference to Exhibit (d)(6) to the Amended Schedule TO.

(e)(16)	Limited Guarantee Amendment, dated April 6, 2012, incorporated by reference to Exhibit (d)(7) to the Amended Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREAT WOLF RESORTS, INC.

By:	/S/ JAMES A. CALDER
Name: James A. Calder
Title: Chief Financial Officer

Dated: April 9, 2012